2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING RELEASES FOURTH QUARTER 2007 RESULTS

Vancouver, March 19, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") today reported an unaudited net loss of $436.6 million for the fourth quarter 2007. The unaudited net loss is after non-cash impairment charges of $491.9 million ($543.1 million less income tax recovery of $51.2 million) relating to its merger with EuroZinc and the acquisition of Rio Narcea.

Unaudited earnings, before impairment charges and income taxes, remain unchanged from the recent preliminary release. Excluding one-time non-cash impairment charges, unaudited earnings after income taxes were $55.3 million or $0.14 per share for the fourth quarter 2007.

Management has completed its tests of impairment for goodwill and other long lived assets in accordance with the policies set out in the Company's annual financial statements. Consensus metal price forecasts and independent estimates of foreign exchange rates and inflation available have been used in calculating these charges. The impairment charges were foreshadowed in the recent preliminary results release.

As previously reported, sales revenue in the fourth quarter of 2007 was US$253.1 million, an increase of 7.2% over the same period in 2006 as increased copper and nickel sales from the Neves-Corvo and the Aguablanca mines were partially offset by lower zinc volumes and prices. Included in the current quarter was US$56.9 million of pricing adjustments relating to final pricing of third quarter sales as well as year-end price adjustments based on the forward metal price curve. Sales of copper now represent over fifty percent of the Company's revenue.

Net earnings after income taxes but before impairment charges for the fourth quarter 2007 were $6.9 million below the corresponding period in 2006 as a result of higher income tax expense in 2007. Increased sales were offset by the effect of lower zinc prices and higher costs resulting from the strength of the Euro. Approximately 75% of operating costs are based in Euro.

Commenting on the impairment charges, Mr. Phil Wright, the President and CEO of Lundin Mining said, "These are large one-off adjustments and relate primarily to changes in metal prices and exchange rates that have occurred since the EuroZinc and Rio Narcea transactions were undertaken.

"These items are non-cash and will have the effect of marginally increasing future earnings as a result of reducing future amortization," Mr. Wright said.

The Company expects to file its audited results later this month.

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper-cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia. The Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

For further information, please contact:

Anders Haker, Vice President and CFO: +46-708-10 85 59
Catarina Ihre, Manager, Investor Relations: +46-706-07 92 63
Sophia Shane, Investor Relations North America: +1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

FOURTH QUARTER 2007 RESULTS

Unaudited Financial and Operational Highlights

	Three months ended December 31,			Twelve months ended December 31,
(USD $000's) (unaudited)	2007	2007	2006	2007	2007	2006
	Excluding		(Restated)	Excluding		(Restated)
	impairment			impairment
Sales	$253,110	$253,110	$236,072	$1,059,722	$1,059,722	$539,729
Operating earnings before undernoted items	138,069	138,069	116,355	628,533	628,533	299,997
General exploration	(10,875)	(10,875)	(4,505)	(35,374)	(35,374)	(9,857)
Depletion, depreciation & amortization	(59,119)	(59,119)	(32,393)	(175,692)	(175,692)	(74,448)
Derivatives gains (losses)	16,890	16,890	15,284	(34,526)	(34,526)	420
Impairment charges	-	(543,101)	-	-	(543,101)	-
Investments and other gains	84	84	9	77,974	77,974	9
Interest and other items	(1,055)	(1,055)	(10,047)	(7,301)	(7,301)	(10,415)
Earnings (loss) before income taxes	83,994	(459,107)	84,703	453,614	(89,487)	205,706
Income taxes (expense) recovery	(28,670)	22,502	(22,514)	(115,842)	(64,670)	(54,158)

Net earnings (loss) after taxes	$55,324	$(436,605)	$62,189	$337,772	$(154,157)	$151,548

Shareholders' Equity		$3,541,806	$2,128,367		$3,541,806	$2,128,367
Capital expenditures		$109,148	$131,569		$259,701	$151,349
Net Cash*		$35,071	$356,035		$35,071	$356,035

*Net Cash is defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations.

Key Financial Data (i)	Three months ended December 31,		Twelve months ended December 31,
(unaudited)	2007	2006	2007	2006
		(Restated)		(Restated)
Shareholders' equity per share (i)	$9.02	$7.47	$9.02	$7.47
Pre-impairment charges and related taxes
Basic earnings (loss) per share	$0.14		$1.00
Diluted earnings (loss) per share	$0.14		$1.00
Post-impairment charges & related taxes
Basic earnings (loss) per share	$(1.11)	$0.27	$(0.46)	$1.01
Diluted earnings (loss) per share	$(1.11)	$0.27	$(0.46)	$1.00
Dividends	Nil	Nil	Nil	Nil
Equity ratio (i)	74.8%	73.9%	74.8%	73.9%
Shares outstanding:
Basic weighted average	392,443,360	229,890,861	338,643,242	149,439,546
Diluted weighted average	392,443,360	231,724,899	338,643,242	151,152,105
End of period	392,489,131	284,800,065	392,489,131	284,800,065

NOTE: All 2006 comparative figures related to shares and per share data were calculated as if the three-for-one stock split, effective February 5, 2007, had occurred at the beginning of the first period presented.

(i) Non-GAAP measures – Shareholders' equity per share is defined as shareholders' equity divided by total number of shares outstanding at end of period. Equity ratio is defined as shareholders' equity divided by total assets at the end of period.
Production Summary (ii)	Three months ended December 31,			Twelve months ended December 31,
(unaudited)	2007	2006	Change	2007	2006	Change
Copper (tonnes)	27,487	15,602	76%	97,120	24,091	303%
Zinc (tonnes)	37,184	42,585	-13%	152,020	167,422	-9%
Lead (tonnes)	10,370	11,451	-9%	44,560	45,106	-1%
Nickel (tonnes)	1,690	-		3,270	-
Silver (ounces)	714,501	608,275	17%	2,737,798	2,008,310	36%

(ii) Production is contained metal produced by the Company and excludes pre-acquisition production

Unaudited Results

The results contained in this release are unaudited and subject to change as a result of any adjustments that may arise as a result of the audit process.

Significant Highlights

  The net loss for the fourth quarter of 2007 was $436.6 million compared to net earnings of $62.2 million for the same period in 2006. Excluding the impairment charges and related income taxes, fourth quarter earnings were $6.9 million below the corresponding period in 2006 as a result of higher income tax expenses.

  Earnings for the year before impairment charges and income taxes increased 123% to $337.8 million following significant growth as a result of the merger with EuroZinc in October 2006 and the acquisition of Rio Narcea in July 2007.

  Significant increase in copper production with copper revenue representing greater than 50% of sales in 2007.

  Construction commenced on the Zinkgruvan Copper Project.

  Aljustrel mine achieved first zinc production in December 2007 in accordance with plan.

Fourth Quarter 2007 Operational Summary

  Production of contained copper increased 76% to 27,487 tonnes in the period. Production of contained zinc was 13% lower in the fourth quarter 2007 compared with the previous corresponding quarter and contained lead was 9% lower. These reductions arose from lower head grades at Zinkgruvan, lower recoveries at Galmoy and scheduled reductions at Storliden which is planned to close in 2008. Production of nickel metal contained in concentrate amounted to 1,690 tonnes. There was no nickel production prior to the acquisition of Aguablanca.

  Production of zinc concentrates from the Aljustrel mine started according to plan in December. Commercial production is expected to begin early in the second quarter. Ore is currently produced from the Moinho ore body. Production of ore from the richer Feitas ore body is expected to start during the second half of 2008.

Project Summary

  The Ozernoe Zinc Project in eastern Russia is undergoing a feasibility study where the main focus during the fourth quarter 2007 was the commencement of size throughput studies considering as a minimum a 6 million tonne per annum initial mill feed rate. Certain of the milestones contained within the mineral license are under negotiation. These milestones need to be extended and while there is no indication that such extensions will not be given, there is also no guarantee that these extensions will be granted.

  At the Tenke Fungurume Copper Project in DRC, concrete installation started during the fourth quarter 2007. Lundin Mining's partner Freeport McMoRan Copper and Gold Inc. ("Freeport McMoRan") announced updated capital costs with the latest estimated direct capital cost rising to $900 million. First copper production is now expected in 2009. On February 19, 2008 the Company received a copy of a letter from the Ministry of Mines, Government of the Democratic Republic of Congo pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. the entity which is developing the mine and in which the Company has an equity investment of 24.75%. An appropriate response has been made to the Ministry of Mines.

  Study commenced on the Lombador Zinc Project. If this project is approved, it will significantly increase the Company's zinc production.

Impairment Charges

After tax impairment charges of $491.9 million ($543.1 million less a future income tax recovery of $51.2 million) were recorded in the fourth quarter of 2007. The impairment charges include a $350.0 million write-down of goodwill from the EuroZinc and Rio Narcea acquisitions and $193.1 million ($141.9 million after-tax) write-down in the carrying value of the Aljustrel mine. These impairment charges were due primarily to the decline in both the US dollar against the Euro and nickel prices. The Company's operations in Europe incur operating and capital costs in Euro while revenue from concentrate sales is denominated in US dollars.

Restatement of financial statements

The Company was informed by its tax advisors that a lower tax rate than allowed had been used in Portugal resulting in an under declaration of past tax contributions. The Company has restated and refiled its financial statements for each of the interim periods in 2007 and restated the 2006 annual financial statements presented in the comparative information in the financial statements for the year ended December 31, 2007.

The restatement primarily affected the original allocation of the purchase price for the acquisition of EuroZinc Mining Corporation, the tax rate applied to the Portuguese operations since the date of their acquisition and the reversal of a future income tax benefit recorded in the third quarter. The effect on the earnings of the Company for the year ended December 31, 2006 is not significant.

A summary of the effect of the changes on previously reported net earnings of the Company is as follows:

(unaudited)	Three months ended
($000's except per share data)	30-Sep-07		30-Jun-07	31-Mar-07

Net earnings as previously reported	$123,100		$159,908	$53,708
As restated	76,591	*	153,777	52,080

Restated Earnings per Share
Basic earnings per share	$0.20		$0.54	$0.18
Diluted earnings per share	$0.20		$0.54	$0.18

*Primarily due to the reversal of a future income tax benefit recorded in the period.

Outlook

  2008 production is expected to be 92,000 tonnes of contained copper, 202,000 tonnes of contained zinc, 6,800 tonnes of contained nickel and 47,000 tonnes of contained lead.

  Growth in Asian metal demand is expected to balance softness in North America and Europe.

  Treatment charges for copper concentrates are expected to fall. Treatment charges for zinc concentrates are expected to increase in favour of the smelters.

  Development continues in respect of the Tenke Fungurume Copper Project in the DRC and the Zinkgruvan Copper Project. Feasibility studies continue with respect to the Neves-Corvo Lombador Zinc Project and Ozernoe Zinc Project.

  Capital expenditures are expected to be $350 million to $400 million in 2008. Exploration is expected to remain near or slightly above 2007 levels.

  A review is underway involving all of the Company's operations and projects with a view to continuous improvement.

ADDITIONAL MANAGEMENT COMMENTS

(Expressed in United States dollars, unless otherwise indicated)
THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31, 2007 and 2006

Please refer to the cautionary statement of forward-looking information at the end of these comments on the financial results provided herewith. Additional information relating to the Company is available on the SEDAR website at www.sedar.com and at the Company web site at www.lundinmining.com. All the financial information in these Additional Management Comments has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and all dollar amounts in the tables are expressed in thousands of US dollars, unless otherwise noted.

Overview

Lundin Mining is a Canadian-based international mining company that owns and operates the Neves-Corvo copper/zinc mine and the Aljustrel zinc mine in Portugal, the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland and the Aguablanca nickel/copper mine in Spain. Additionally, the Company owns the Storliden copper/zinc mine in Sweden, which is operated by Boliden AB. The Company also holds a 24.75% equity interest in the Tenke Fungurume Project, a major copper-cobalt project under development in the Democratic Republic of Congo ("DRC") and a 49% interest in the Ozernoe Project in eastern Russia, one of the largest undeveloped zinc/lead projects in the world.

Recent Developments and Highlights

Production commenced at the Aljustrel mine

On December 16, 2007, the management team at the Aljustrel mine successfully started to process run of mine ore from the Moinho ore body and to produce zinc concentrates after fourteen years of care and maintenance. Management expects to bring forward by twelve months the production of zinc and lead concentrates stemming from the Feitais ore body, which was originally planned to take place during the second half of 2009. Ore from the Feitas ore body is known for its higher content of recoverable lead and silver, which will provide by-product credits. It is planned for the mine to reach full production during the first quarter 2009 at a rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver (silver contained in concentrate sold as part of Silverstone deal announced in the third quarter of 2007).

Phil Wright appointed President and CEO of Lundin Mining Corporation

On January 16, 2008 Mr. Phil Wright was appointed President and Chief Executive Officer of Lundin Mining Corporation and joined the Board of Directors of the Company. Mr. Wright is an experienced Chief Executive with expertise in operations, large-scale feasibility studies and project management. He has post-graduate finance qualifications, is a graduate of Harvard's School of Business (PMD) and is a Fellow of the Australian Institute of Company Directors and the Financial Services Institute of Australasia.

Announcement of Normal Course Issuer Bid

The Company announced on December 19, 2007 a Normal Course Issuer Bid ("NCIB") to repurchase up to 19,620,139 previously issued common shares, and has filed the applicable notice with the Toronto Stock Exchange (the "Exchange") in accordance with Exchange policies. The Company may if it elects to do so, based upon market and investment considerations, acquire up to 19,620,139 common shares, representing 5% of the Company's 392,402,771 outstanding common shares as at the date hereof, on the open market through the facilities of the Exchange. In accordance with Exchange policies, the duration of the NCIB will be no more than one year, commencing December 21, 2007 and ending December 20, 2008, and daily purchases made by the Company will not exceed 630,208 common shares, being 25% of the average daily trading volume of the Company's common shares on the Exchange (2,520,833 common shares), subject to certain prescribed exceptions. Any shares purchased by the Company will be cancelled.

As at March 19, 2008, 2,150,700 shares had been purchased in the normal course issuer bid at an average price of $8.76 CAD.

Developments in the Tenke Fungurume Copper Project

During the fourth quarter 2007, Freeport McMoRan announced updated capital costs with the latest estimated direct capital cost rising to $900 million. First copper production is now expected in 2009. The estimated cost of the project continues to be tracked closely by Freeport McMoRan to mitigate risks of further increase; however, these can not be ruled out. Bank debt negotiations with a group of multi-laterals also progressed in parallel to the partners Freeport McMoRan and Lundin Mining financing construction with shareholder loans on a 70:30 basis. Debt financing completion for a large limited recourse debt facility was delayed pending resolution by the government of DRC on their multi-project contract review.

On February 19, 2008 the Company received a copy of a letter from the Ministry of Mines, Government of the Democratic Republic of Congo ("the Government") pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. ("TFM"), the entity which is developing the mine and in which the Company has an equity investment of 24.75%.

In the letter, the Ministry of Mines requests that further discussions take place regarding the TFM mining partnership with Gecamines, the DRC state-owned mining company. Discussions have been requested in respect of such matters as the quantum of transfer payments; Gecamines percentage share ownership in TFM; Gecamines involvement in the management of TFM; regularization of certain issues under Congolese law; and the implementation of social plans.

The Company believes that its agreements with Freeport McMoRan and TFM's agreements with the Government are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. An appropriate response has been made to the Ministry of Mines.

Summary of Operations

Metal Produced - Own Production*
		Three months ended December 31			Twelve months ended December 31
(unaudited)		2007	2006	Change	2007	2006	Change
Copper	Neves-Corvo	25,317	13,449	88%	90,182	13,449	571%
(tonnes)	Storliden	622	2,153	-71%	3,870	10,642	-64%
	Aguablanca	1,548	-		3,068	-
	Total	27,487	15,602	76%	97,120	24,091	303%

Zinc	Neves-Corvo	6,018	3,634	66%	24,163	3,634	565%
(tonnes)	Zinkgruvan	17,618	19,750	-11%	68,441	75,909	-10%
	Storliden	2,570	5,728	-55%	13,944	27,824	-50%
	Galmoy	10,788	13,473	-20%	45,282	60,055	-25%
	Aljustrel	190	-		190	-
	Total	37,184	42,585	-13%	152,020	167,422	-9%

Lead	Zinkgruvan	7,643	8,653	-12%	33,580	31,850	5%
(tonnes)	Galmoy	2,727	2,798	-3%	10,980	13,256	-17%
	Total	10,370	11,451	-9%	44,560	45,106	-1%

Nickel	Aguablanca	1,690	-		3,270	-
(tonnes)	Total	1,690	-		3,270	-

Silver	Neves-Corvo	216,798	115,606	88%	852,448	115,606	637%
(ounces)	Zinkgruvan	436,795	475,751	-8%	1,756,074	1,760,907	0%
	Galmoy	60,908	16,918	260%	129,276	131,797	-2%
	Total	714,501	608,275	17%	2,737,798	2,008,310	36%

* Production presented in the above table only includes production from the Neves-Corvo and Aguablanca mines since acquisition on November 1, 2006 and July 17, 2007, respectively.

Metal Produced - by mine*

		Three months ended December 31			Twelve months ended December 31
		2007	2006	Change	2007	2006	Change
Copper	Neves-Corvo	25,317	18,625	36%	90,182	78,576	15%
(tonnes)	Storliden	622	2,153	-71%	3,870	10,642	-64%
	Aguablanca	1,548	1,775	-13%	6,281	6,616	-5%
	Total	27,487	22,553	22%	100,333	95,834	5%

Zinc	Neves-Corvo	6,018	4,486	34%	24,163	7,505	222%
(tonnes)	Zinkgruvan	17,618	19,750	-11%	68,441	75,909	-10%
	Storliden	2,570	5,728	-55%	13,944	27,824	-50%
	Galmoy	10,788	13,473	-20%	45,282	60,055	-25%
	Aljustrel	190	-		190	-
	Total	37,184	43,437	-14%	152,020	171,293	-11%

Lead	Zinkgruvan	7,643	8,653	-12%	33,580	31,850	5%
(tonnes)	Galmoy	2,727	2,798	-3%	10,980	13,256	-17%
	Total	10,370	11,451	-9%	44,560	45,106	-1%

Nickel	Aguablanca	1,690	1,635	3%	6,630	6,398	4%
(tonnes)	Total	1,690	1,635	3%	6,630	6,398	4%

Silver	Neves-Corvo	216,798	155,895	39%	852,448	645,521	32%
(ounces)	Zinkgruvan	436,795	475,751	-8%	1,756,074	1,760,907	0%
	Galmoy	60,908	16,918	260%	129,276	131,797	-2%
	Total	714,501	648,564	10%	2,737,798	2,538,225	8%

*Although the consolidated operating results only reflect post-acquisition metal production from Neves-Corvo and Aguablanca on November 1, 2006 and July 17, 2007 respectively, for comparative purposes, this table includes 100% of 2006 and 2007 metal production from those mines.

Metal Sold and Payable*

		Three months ended December 31			Twelve months ended December 31
(unaudited)		2007	2006	Change	2007	2006	Change
Copper	Neves-Corvo	24,648	12,977	90%	86,180	12,977	564%
(tonnes)	Storliden	591	2,153	-73%	3,672	10,642	-65%
	Aguablanca	1,268	-		2,685	-
	Total	26,507	15,130	75%	92,537	23,619	292%

Zinc	Neves-Corvo	6,016	3,576	68%	20,927	3,576	485%
(tonnes)	Zinkgruvan	13,657	19,139	-29%	57,020	78,716	-28%
	Storliden	2,183	5,737	-62%	11,852	27,824	-57%
	Galmoy	8,511	14,258	-40%	37,623	59,197	-36%
	Total	30,367	42,710	-29%	127,422	169,313	-25%

Lead	Zinkgruvan	9,566	5,811	65%	35,160	29,438	19%
(tonnes)	Galmoy	2,666	2,673	0%	9,881	14,042	-30%
	Total	12,232	8,484	44%	45,041	43,480	4%

Nickel	Aguablanca	1,449	-		3,025	-
(tonnes)	Total	1,449	-		3,025	-

Silver	Neves-Corvo	143,819	73,911	95%	556,699	73,911	653%
(ounces)	Zinkgruvan	542,463	328,249	65%	1,827,576	1,629,133	12%
	Galmoy	46,810	13,735	241%	88,919	155,633	-43%
	Total	733,092	415,895	76%	2,473,194	1,858,677	33%

* Sales quantities presented in this table only include sales from the Neves-Corvo and Aguablanca mines since acquisition on November 1, 2006 and July 17, 2007 respectively.

Results of Operations

Sales

Total sales increased $17.0 million in the fourth quarter of 2007 to $253.1 million compared with $236.1 million for the same period in 2006. This increase was due almost entirely to the merger with EuroZinc and the acquisition of Rio Narcea. Neves-Corvo sales include a full quarter in 2007 compared to two months in 2006 and Aguablanca, which was acquired on July 17, 2007, is included for the first time. Offsetting these increases were a reduction in zinc sales stemming from lower production and an average reduction in the price for zinc of 37%.

Sales for the twelve months ended December 31, 2007 were $1,059.7 million as compared with $539.7 million for the same period in 2006, the result of both the additional operations as noted above and higher realized metal prices for copper and lead in 2007.

Cost of Sales

Cost of sales decreased $13.1 million in the fourth quarter to $96.2 million compared with cost of sales of $109.3 million for the same period in 2006 which is not directly comparable. The cost of sales in the current quarter includes a non-recurring fair value adjustment in the Company's favour of $6.7 million relating to the Rio Narcea acquisition. The cost of sales in 2006 included a non-cash charge of $38.6 million relating to the fair value increase to the Neves-Corvo inventory which resulted from the purchase price accounting on the EuroZinc acquisition as at October 31, 2006.

Cost of sales for the twelve months ended December 31, 2007 were $379.3 million compared with $219.0 million for the same period in 2006. The increase was largely attributable to the full year's operating results from the Neves-Corvo mine and five months of operating results from the Aguablanca mine.

Accretion of Asset Retirement Obligations and Other

During the fourth quarter of 2007 accretion of asset retirement obligation and provision for severance on mine closure totaled $4.3 million compared to $1.3 million for the same period in 2006. Increased accretion expenses were from the Neves-Corvo and Aljustrel mines acquired on October 31, 2006 and the Aguablanca mine acquired on July 17, 2007 plus other mine closure provisions .

Accretion of asset retirement obligations for the twelve months ended December 31, 2007 was $9.1 million compared with $1.3 million for same period in 2006.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased $26.7 million to $59.1 million for the fourth quarter of 2007 compared with $32.4 million for the same period in 2006. This increase was due primarily to a full quarter of depreciation at both the Neves-Corvo and Aguablanca mines. The depreciation, depletion and amortization on the mining assets from the Neves-Corvo and Aguablanca mines were based on the new fair values allocated to each of the respective mining assets acquired.

Depreciation, depletion and amortization for the twelve months ended December 31, 2007 was $175.7 million as compared with $74.4 million for same period in 2006.

General Exploration and Project Investigation

General exploration and project investigation costs increased $6.4 million to $10.9 million in the fourth quarter of 2007 compared with $4.5 million during the same period in 2006. A significant portion of the increase relates to the addition of the Rio Narcea exploration costs in Spain which comprise mostly underground drilling at Aguablanca and regional exploration in the Ossa Morena nickel-copper belt.

Exploration and project investigation costs for the twelve months ended December 31, 2007 totaled $35.4 million compared with $9.9 million in 2006. In 2007 the Company spent $20.7 million on exploration in Portugal, $7.8 million in Sweden, $4.1 million in Ireland and $2.8 million in Spain.

Selling, General and Administration

Selling, general and administration costs were $11.9 million in the fourth quarter 2007 compared with $8.9 million during the same period in 2006. This increase was due primarily to the costs associated with the Sarbanes Oxley ("SOX") compliance costs, higher travel costs as well as the additional personnel and administrative costs associated with the recent mergers and acquisitions.

Selling, general and administration costs for the twelve months ended December 31, 2007 were $30.8 million compared with $17.1 million for the same period in 2006.

The Company had previously announced that several of its offices will be closed during 2008. It is expected that closure costs and other re-organisation costs may amount to $20 million and will be weighted towards the second half of 2008.

Stock Based Compensation

Stock based compensation costs were $2.6 million in the fourth quarter 2007 compared with $0.2 million in the same period in 2006. The increase relates to the amortization of a comprehensive option grant in the third quarter 2007 combined with smaller grants in the fourth quarter to new employees.

Stock based compensation costs for the twelve months ended December 31, 2007 were $12.0 million compared with $2.4 million for the same period in 2006.

Foreign Exchange Losses

Foreign exchange losses decreased in the fourth quarter of 2007 to $2.9 million compared with a loss of $14.2 million for the same period in 2006. The decrease in foreign exchange losses was due primarily to lower US cash balances held at our European operations compared to the same period in 2006.

Foreign exchange losses for the twelve months ended December 31, 2007 totaled $18.6 million compared with $16.9 million for the same period in 2006.

Gains on Derivative Instruments

Gains on derivative instruments are comprised of realized and unrealized gains and losses from marking-to-market the Company's outstanding metal forward sales and metal options contracts. The net gain on derivative contracts during the fourth quarter of 2007 was $16.9 million compared with a net gain of $15.3 million for the same period in 2006. The Company's hedge positions for lead and copper were the primary reason for the $16.9 million gain in the fourth quarter.

Losses on derivative instruments for the twelve months ended December 31, 2007 totaled $34.5 million compared with a gain of $0.4 million for the same period in 2006. The year-over-year change is largely the result of the rising price of lead throughout 2007.

Gains on Sale of Investments

Investment and other gains consist of investment gains realized from the disposition of available-for-sale securities. Investment gains in the fourth quarter of 2007 were $0.1 million compared to $0.01 million in the fourth quarter of 2006.

During the twelve months ended December 31, 2007 the Company realized a gain of $78.0 million on the sale of available-for-sale securities. There were no comparable transactions in 2006.

Impairment Charges

Impairment charges of $491.9 million ($543.1 million less a future income tax recovery of $51.2 million) were recorded in the fourth quarter of 2007 compared to $Nil for the same period in 2006. There were goodwill impairment charges of $350.0 million from the EuroZinc merger and the acquisition of Rio Narcea and capital asset impairment charges of $141.9 million ($193.1 million less a future income tax recovery of $51.2 million) on the carrying value of the Aljustrel mine. Management tests goodwill and other long lived assets for impairment at least on an annual basis to determine if the carrying value of the assets can be recovered.

Current Income Taxes

Current income taxes increased $6.6 million to $36.3 million in the fourth quarter of 2007 compared with $29.7 million during the same period in 2006. The increase is related to three full months of operating results from the Neves-Corvo mine in 2007 as opposed to the two months during the fourth quarter of 2006.

Current income taxes for the twelve months ended December 31, 2007 totaled $136.5 million compared with $52.5 million in 2006. The increase was largely attributable to the full year's operating results from the Neves-Corvo mine and five months of operating results from the Aguablanca mine.

Future Income Taxes Recovery

Future income tax recovery increased $51.6 million to $58.8 million in the fourth quarter of 2007 compared with $7.2 million during the same period in 2006. The increase was driven by a recovery of $51.2 million in future taxes related to the impairment charges recorded during the quarter.

Future income tax recovery for the twelve months ended December 31, 2007 totaled $71.8 million compared with a future income tax expense of $1.7 million in 2006.

Operations

Neves-Corvo Mine

	Three months ended			Twelve months ended
	December 31,			December 31,
(100% OF PRODUCTION)	2007	2006	Change	2007	2006	Change
Ore mined, copper (tonnes)	585,138	508,226	15%	2,184,205	1,951,557	12%
Ore mined, zinc (tonnes)	103,123	83,390	24%	399,003	155,715	156%
Ore milled, copper (tonnes)	577,377	473,986	22%	2,180,764	1,946,853	12%
Ore milled, zinc (tonnes)	104,800	71,550	46%	396,719	147,674	169%
Grade per tonne
Copper (%)	5.0	4.5	11%	4.8	4.6	5%
Zinc (%)	7.3	8.9	-19%	7.8	8.4	-8%
Recovery
Copper (%)	87	87	0%	86	88	-2%
Zinc (%)	79	70	13%	78	60	30%
Concentrate grade
Copper (%)	23.0	24.6	-7%	22.9	24.7	-7%
Zinc (%)	48.3	50.0	-3%	48.9	49.1	0%
Production (metal contained)
Copper (tonnes)	25,317	18,625	36%	90,182	78,576	15%
Zinc (tonnes)	6,018	4,486	34%	24,163	7,505	222%
Silver (ounces)	216,798	155,895	39%	852,448	645,521	32%
Sales	$146,573	$130,897	12%	$621,088	$509,697	22%
*Cash cost per pound	$0.81	$0.69	17%	$0.75	$0.78	-4%

*Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Ownership

The Company merged with EuroZinc, which was the 100% owner of the Neves-Corvo mine, on October 31, 2006. In order to present comparable data, the 2006 and 2007 figures and financial data have been presented as if the operation had been wholly owned for the entire period. The Company's operating results only reflect the mine operations post the merger.

Production

A total of 688,261 tonnes were mined in the fourth quarter 2007, an increase of 96,645 tonnes or 16.3% over the same period in 2006. Over the full year, mined copper ore increased 11.9% to 2,184,205 tonnes and mined zinc ore increased 156.2% to 399,003 tonnes when compared with 2006.

For the fourth quarter 2007, production of copper metal in concentrate was 25,317 tonnes or 35.9% over fourth quarter 2006; contained zinc production was 6,018 tonnes or 34.2% over fourth quarter 2006. Copper ore head grade averaged 5.0% compared with 4.5% in the same period in 2006. Zinc ore head grade in the fourth quarter 2007 averaged 7.3% compared with 8.9% in the fourth quarter 2006.

With the productivity improvement systems now fully implemented, extraction and throughput rates continue at record levels in both the copper and zinc streams giving increased metal output. Comparing 2006 with 2007, the hoisting system utilisation increased from 59.2% to 64.3% and the effective hoisting rate increased from 474 tonnes per operating hour to 523 tonnes per operating hour. The zinc ore cut off grade was reduced in 2007 from 5.6% to 4.0% in line with price estimates during the year, thus promoting an increase in ore reserves at slightly lower average grade.

The cash cost per pound of payable copper metal sold during the fourth quarter of 2007 increased to $0.81 compared with $0.69 in the same period in 2006. Lower zinc by-product credits during the fourth quarter 2007 increased the cash costs compared to Q4 2006. The main reason for the lower annual cash cost for 2007 relates mainly to higher by-product revenue.

Zinkgruvan Mine

	Three months ended December 31,			Twelve months ended December 31,
(100% OF PRODUCTION)	2007	2006	Change	2007	2006	Change
Ore mined (tonnes)	243,265	240,589	1%	860,240	787,889	9%
Ore milled (tonnes)	237,945	225,367	6%	875,556	787,003	11%
Grades per tonne
Zinc (%)	7.9	9.3	-15%	8.3	10.3	-19%
Lead (%)	3.7	4.3	-14%	4.4	4.6	-4%
Recovery
Zinc (%)	94	94	0%	94	94	0%
Lead (%)	86	90	-4%	88	88	0%
Concentrate grade
Zinc (%)	53.4	54.0	-1%	54.0	54.0	0%
Lead (%)	76.2	75.0	2%	76.1	75.0	1%
Production (metal contained)
Zinc (tonnes)	17,618	19,750	-11%	68,441	75,909	-10%
Lead (tonnes)	7,643	8,653	-12%	33,580	31,850	5%
Silver (oz)	436,795	475,751	-8%	1,756,074	1,760,907	0%
Sales	$46,119	$59,706	-23%	$206,067	$195,062	6%
*Cash cost per pound of payable
zinc sold	$(0.03)	$0.63	-105%	$0.16	$0.54	-70%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

A total of 243,265 tonnes of ore were mined and 237,945 tonnes of ore were processed during the fourth quarter 2007, which represents a 1.1% and a 5.6% increase respectively over the same period in 2006.

Zinc and lead head grades were lower in the fourth quarter 2007 compared with the same period in 2006 at 7.9% and 3.7%, respectively. The relative drop in head grades was mainly due to a combination of the extraordinarily high grades produced in the fourth quarter of 2006 from the Burkland ore body, and the mining of lower than average grade areas at the Sävsjön ore body. In December 2007, production from low lead grade (2%) areas in Nygruvan accounted for a quarter of the month's production. Planned higher zinc head grades for the fourth quarter did not come to fruition owing to over-break causing additional dilution in two of the main production stopes affecting December's production.

Zinc and lead metal production was 17,618 tonnes and 7,643 tonnes respectively for the quarter, or 10.8% and 11.7% below the fourth quarter 2006. The increased throughput did not compensate for the lower head grades in the fourth quarter 2007. The operation produced 436,795 ounces of silver contained in concentrate or 8.2 % less than in the same period in 2006.

For the twelve-month period of 2007 the mine and the ore processing plant registered record ore production and ore treatment throughputs, showing an increase of 9.2% and 11.3% respectively compared with 2006.

The cash cost per pound of payable zinc metal sold during the fourth quarter of 2007 decreased to negative $0.03 per pound compared to $0.63 per pound for the same period in 2006. This decrease in cash cost was due primarily to increased lead sales, lower 2007 treatment charges and improved productivity, which aided in offsetting the rising cost of consumables. Cash cost per pound of payable zinc metal sold for the twelve month period 2007 decreased to $0.16 per pound compared with $0.54 per pound for the corresponding period in 2007 owing primarily to higher lead revenue. For details on the Zinkgruvan Copper Project, which lies adjacent to the existing Zinkgruvan ore deposits, see the Projects section of this report.

Storliden Mine

	Three months ended December 31			Twelve months ended December 3
(100% OF PRODUCTION)	2007	2006	Change	2007	2006	Change
Ore mined (tonnes)	67,423	88,605	-24%	276,786	346,652	-20%
Ore milled (tonnes)	62,127	92,541	-33%	258,905	362,316	-29%
Grades per tonne
Copper (%)	1.1	2.5	-56%	1.6	3.2	-50%
Zinc (%)	4.5	6.8	-34%	5.9	8.5	-31%
Recovery
Copper (%)	92	92	0%	91	91	0%
Zinc (%)	92	91	1%	92	91	1%
Concentrate grade
Copper (%)	28.8	29.8	-3%	29.0	29.4	-1%
Zinc (%)	55.5	54.5	2%	55.1	54.2	2%
Production (metal contained)
Copper (tonnes)	622	2,153	-71%	3,870	10,642	-64%
Zinc (tonnes)	2,570	5,728	-55%	13,944	27,824	-50%
Sales	$7,959	$28,216	-72%	$56,354	$115,238	-51%
*Cash cost per pound	$0.29	$0.08	263%	$(0.06)	$(0.27)	-78%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

Management originally planned to close the Storliden mine during the third quarter of 2007; however, due to the identification of additional ore in the Lower West and Upper East areas of the mine, the operation was maintained. During the fourth quarter of 2007 67,423 tonnes of ROM ore were produced and 62,127 tonnes processed.

As the operation draws nearer to closure, copper and zinc grades, as well as ore throughput are expected to decline. During the fourth quarter 2007 622 tonnes of contained copper and 2,570 tonnes of contained zinc were produced. Copper head grades were 1.1 % and zinc head grades 4.5%.

The closure of the mine is scheduled for the second quarter 2008. Total costs for the closure of the operations are expected to be less than $400,000 and the corresponding provision has already been made.

The cash cost of payable zinc sold was $0.29 per pound for the fourth quarter 2007 compared with $0.08 per pound for the same period in 2006. Lower by-product revenue from copper negatively affected the cash costs when comparing the quarter and the full-year numbers to the same periods in 2006.

Galmoy Mine

	Three months ended December 31			Twelve months ended December 3
(100% OF PRODUCTION)	2007	2006	Change	2007	2006	Change
Ore mined (tonnes)	134,031	158,957	-16%	453,444	605,438	-25%
Ore milled (tonnes)	125,768	160,030	-21%	446,908	616,536	-28%
Grades per tonne
Zinc (%)	10.8	10.2	6%	12.4	11.8	5%
Lead (%)	3.3	2.5	32%	3.4	3.2	6%
Recovery
Zinc (%)	79	82	-4%	82	83	-1%
Lead (%)	66	69	-4%	72	67	7%
Concentrate grade
Zinc (%)	52.0	52.7	-1%	52.0	51.8	0%
Lead (%)	65.3	64.7	1%	65.4	63.5	3%
Production (metal contained)
Zinc (tonnes)	10,788	13,473	-20%	45,282	60,055	-25%
Lead (tonnes)	2,727	2,798	-3%	10,980	13,256	-17%
Silver (ounces)	60,908	16,918	260%	129,276	131,572	-2%
Sales	$17,806	$38,245	-53%	$99,925	$119,662	-16%
*Cash cost per pound	$0.67	$1.24	-46%	$0.84	$0.90	-7%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

Although the fourth quarter production levels were the highest achieved in any quarter in 2007 in terms of ore tonnages mined and processed, the results fell short of the 2006 equivalent period by 15.7% and 21.4% respectively. Ore mined was 134,031 tonnes and ore milled 125,768 tonnes. Mine production was impacted by backfill quality issues and the ore treatment plant was affected by concentrate transportation logistics between the mine and the port area. Towards the end of the year, backfill quality significantly improved and the industrial relations conflicts between the concentrate transport contractor, the port contractor and their respective employees improved.

Although zinc and lead head grades in the quarter showed a significant improvement compared with the same period in 2006, back fill delays in the high grade eastern stopes of the R ore body (15% Zinc) necessitated a rescheduling of the mining sequence, which detrimentally affected the quarter's average grades. Zinc recovery was 79% in the fourth quarter 2007 as compared with 82% in the comparable period 2006. Management focused on maintaining concentrate quality at the expense of lower recovery.

The main contributing factors to the mine's lower ore production in 2007 of 453,444 tonnes compared with 605,438 tonnes in 2006 include the following: restricted accessibility to areas due to low volume of backfill poured in combination with delayed setting of backfill (76,000 tonnes), unofficial industrial disputes (50,000 tonnes), and a slow start to the long hole program (35,000 tonnes). Zinc production was 24.6% below 2006 levels due to lower ore production, which was marginally offset by higher zinc feed grade. Notwithstanding higher lead recovery and higher lead feed grades, lead production was 17.2% below 2006 levels.

The cash cost per pound of payable zinc sold was $0.67 per pound for the fourth quarter 2007 as compared with $1.24 per pound for the same period in 2006. This decrease was due to higher byproduct credits for lead and lower treatment charges for zinc.

Aguablanca Mine

	Three months ended December 31			Twelve months ended December 3
(100% OF PRODUCTION)	2007	2006	Change	2007	2006	Change
Ore mined (tonnes)	420,350	484,373	-13%	1,707,330	1,550,437	10%
Ore milled (tonnes)	406,107	418,600	-3%	1,668,959	1,486,800	12%
Grades per tonne
Nickel (%)	0.5	0.5	0%	0.5	0.6	-13%
Copper (%)	0.4	0.5	-13%	0.4	0.5	-18%
Recovery
Nickel (%)	77	72	7%	76	72	6%
Copper (%)	92	91	1%	92	90	2%
Concentrate grade
Nickel (%)	7.5	6.4	17%	7.3	6.6	11%
Copper (%)	6.8	6.9	-1%	6.9	6.8	1%
Production (metal contained)
Nickel (tonnes)	1,690	1,635	3%	6,630	6,398	4%
Copper (tonnes)	1,548	1,775	-13%	6,281	6,616	-5%
Sales	$34,495	$-		$75,838	$-
Cash cost per pound*	$7.14	$7.43	-4%	$7.23	$4.82	50%

*Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Ownership

The Company purchased Rio Narcea Gold Mines, Ltd. (100% owner of the Aguablanca mine) on July 17, 2007. In order to present comparable production data, the 2006 and 2007 production figures and financial data have been presented for the twelve months ended December 2006 and 2007. However, the Company's operating results from the Aguablanca operations only reflect the mine operations since acquisition on July 17, 2007.

Production

Ore mined during the fourth quarter 2007 totaled 420,350 tonnes, 13.2% lower than levels achieved during the same period in 2006 due primarily to higher stripping ratios. Overburden extracted during the fourth quarter 2007 totaled 4.31 million tonnes or 143% more compared with the same period in 2006. Year-to-date, over burden removal totaled 13.1 million tonnes or 127% more than in 2006.

Plant throughput during the fourth quarter 2007 was 12,500 tonnes or 3% lower than in the fourth quarter of 2006, mainly due to a breakdown of the SAG mill gear box.

Nickel and copper production during the fourth quarter of 2007 was 1,690 tonnes and 1,548 tonnes, or 3.4% higher and 12.8% lower, respectively, than in the same 2006 period.

The cash cost per pound of payable nickel sold was $7.14 per pound for the fourth quarter 2007 compared with $7.43 per pound for the same period in 2006. On a year-to-date basis, cash costs increased from $4.82 per pound in 2006 to $7.23 in 2007. The increase is attributable to higher mine costs due to the planned increase to the strip ratio, combined with higher nickel prices that pushed treatment charges higher under the existing smelter contract.

Aljustrel Mine Development Project

	Three months ended December 31			Twelve months ended December 3
(100% OF PRODUCTION)	2007	2006	Change	2007	2006	Change
Ore mined (tonnes)	161,387	-		161,387	-
Ore milled (tonnes)	11,399	-		11,399	-
Grades per tonne
Zinc (%)	4.5	-		4.5	-
Recoveries
Zinc (%)	37.0	-		37.0	-
Production (metal contained)
Zinc (tonnes)	190	-		190	-

Production

The commissioning of Phase I of the Aljustrel ore processing plant ramp-up stage started on December 16, 2007. The plant produced for a week before stopping over the Christmas holidays to make process and equipment adjustments and increase water treatment capacity. The plant performed well during Phase I and is now operating within the performance parameters expected in Phase II of the ramp up stage.

In the Moinho ore body, production drilling commenced in November 2007. However, there was no stope blasting carried out in 2007 as the development ore stock pile was sufficient to meet requirements for Phase I of the ramp-up stage in the ore processing plant. Definition drilling is underway to better define future mining block sequences.

At the Feitais ore body, ramp development reached a depth of 210 meters, which is critical to the first ore mining sequence. Excavation for a crushing station and a related coarse ore stockpile at the 190 meter level were started during the fourth quarter. Management expects to bring forward by twelve months the production of zinc and lead concentrates stemming from the Feitais ore body, which was originally scheduled for the second half of 2009. Ore from the Feitais ore body is known for its higher content of recoverable lead and silver, which will provide by-product credits.

The operating license was received during the quarter. Negotiations are still underway with the national rail to finalize the reconstruction of the rail spur to service the plant and transport concentrate to the port of Setúbal. During the reconstruction phase, alternate transport to the port has been secured.

Commercial production is expected to begin in the second quarter of 2008. The Moinho and Feitais operations are scheduled to reach full production during the first quarter of 2009 at a combined rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver (silver contained in concentrate sold as part of Silverstone deal announced in the third quarter of 2007).

Project Highlights

Ozernoe Project

Feasibility studies on the Ozernoe project in the Republic of Buryatia, Eastern Siberia, Russia progressed during 2007. Priorities included additional infill and step out ore deposit drilling, confirmatory metallurgical sampling and testing, commencement of a formal independent party feasibility study and establishment of on-site infrastructure to enable the project to advance.

International independent consultants were retained in the first half of 2007 to advance mineral resource and ore reserve modelling, to complete the overall project feasibility study, and to determine environmental and social impact assessments. Particular highlights or initiatives successfully concluded on the project included the conduct of environmental seminars with local, regional and federal stakeholders on mitigation of project impact, mineral deposit drilling where preliminary indications of resource modelling confirm the previous work by others and initial independent metallurgical test work which also is progressing according to expectations.

To facilitate further progress on the project, a 350 person construction camp was constructed at the site, local roads improved, and a bridge across a local river was installed to support both project access and improved year round transportation for the local population in the Ozernoe area. A weather station was installed, base line metallurgical work commenced, and other social and environmental impact assessments initiated. Headed by a Social Committee which included representatives of the local population, the local major and regional authorities, a number of social programs were conducted in the areas of medical support, education and training.

During the fourth quarter 2007, the focus of work was on starting size throughput studies considering as a minimum a 6 million tonne per annum initial mill feed rate. Ore reserve drilling also advanced with the objective of updating overall mineral resource statements in the first half 2008. Metallurgical testing significantly advanced during the fourth quarter 2007 at both Russian and offshore laboratories. Ground water supply wells were drilled and tested to investigate the hydro-geologic regime.

Project progress has been slower than desired and in order to address this and other perceived shortcomings, a new Project Director has been retained and has commenced work subsequent to the period end. This appointment addresses some of the issues on the project with others being separately addressed. Certain of the milestones contained within the mineral license are under negotiation. These milestones need to be extended and, while there is no indication that such extensions will not be given, there is no guarantee that these extensions will be granted.

The historic resource for Ozernoe is reported as 157 million tonnes grading 5.2% zinc and 1.0% lead making it one of the largest undeveloped open-pitable sulphide zinc resources worldwide.

Tenke Fungurume Project

Under the direction of operating partner Freeport McMoRan, construction advanced during 2007 on the world class Tenke Fungurume copper-cobalt deposit in southern Katanga Province, Democratic Republic of Congo ("DRC"). The first phase of production facilities is designed to produce 115,000 tonnes per annum of copper cathode and a minimum 8,000 tonnes per annum of cobalt in hydroxide and cathode metal. Progress was made on completion of the first phases of construction camp facilities, major civil works for access roads and the rough grading of the plant site area were substantially completed and concrete work and tank erection was initiated on site. As at the end of 2007, more than 60% of the project design engineering and more than 70% of equipment purchases were completed. Construction progress approached the 17% completion point, supported by a construction work force in excess of 1,200 workers.

In parallel, a major power refurbishment project is in progress, advancing commitments by Freeport McMoRan-Lundin Mining to rebuild several generators at the Nseke Power Station, west of the Tenke Fungurume concessions towards Kolwezi. This investment will provide a dramatic improvement to the regional power infrastructure. The project also invested in national highway upgrades in the vicinity of the Tenke Fungurume area, and more than 20 micro enterprise businesses were started, aided by project funding to kick start local entrepreneurial developers in the area.

During the fourth quarter 2007, Freeport McMoRan announced updated capital costs with the latest estimated direct capital cost rising to $900 million. Copper production is now expected in 2009. Estimated cost of the project continues to be tracked closely by Freeport to mitigate risks of further increase; however, these can not be ruled out.

On site during the fourth quarter 2007, concrete installation was initiated and steel plate work erection of leach and CCD tankage. Additionally, truck shop structural steel erection commenced and commissioning of the continuous miner and subsequent operator training started with the pre-stripping of the Kwatebala deposit.

On February 19, 2008, the Company received a letter from the Ministry of Mines, Government of the Democratic Republic of Congo pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. the entity which is developing the mine and in which the Company has an equity investment of 24.75%. Management believes that its agreements with the government of DRC are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code.

Neves-Corvo – Lombador Zinc Project

During the third quarter 2007 an internal study was conducted to support a request for a capital investment to conduct a feasibility study on the Lombador underground zinc deposit, which is directly adjacent to the Neves-Corvo mine in Portugal. If approved, Lombador will significantly expand the Company's zinc production as it is developed. At the end of the third quarter, capital to undertake the completion of a final feasibility study was approved by the Board of Directors. Infill and resource expansion drilling continued on Lombador, and metallurgical test work of samples commenced towards year end. A feasibility study was initiated prior to year end with the intent to have this study in hand by December 2008, with a target to start mining Lombador in late 2011 or early 2012. Ultimate mining rate of Lombador is expected to reach 2 million tonnes per year.

Zinkgruvan Copper Project

During the third quarter of 2007, the Board of Directors approved a plan for development of the Zinkgruvan copper project. The plan targets a copper deposit lying adjacent to one of Zinkgruvan's zinc deposits in Sweden. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility through both a second underground crusher and ramp access down through the Cecilia west deposits. Prior to year end, ramp construction had started and underground drifting advanced. Successful metallurgical test work was conducted and plant design, supply, install contracts were tendered. The objective date for the first copper production from the Zinkgruvan copper deposit is 2010.

Exploration Highlights

Portugal

Neves-Corvo Mine Exploration (Copper, Zinc)

Exploration efforts were focussed on the delineation of the Lombador South Zinc Zone (LSZZ). Drilling results exceeded expectations, resulting in a feasibility study for the Lombador Zinc Project. The results highlight the immediate exploration potential that exists within the mine lease.

Aljustrel Mine Exploration (Copper, Zinc)

Drilling was focussed on the Feitais deposit where the limit of the deposit was extended to the northwest, some inferred resources were converted to indicated resources and a new, significant copper zone was discovered.

Iberian Pyrite Belt, southern Portugal (Copper, Zinc)

At the Chança prospect, located near the Spanish border, drilling confirmed a large copper-bearing stockwork zone, but any existing massive sulphides appear to be faulted out. An airborne gravity survey conducted over a portion of the Mertola and Castro Verde concessions and the Aljustrel area and will be used to target drilling next year.

Spain

Aguablanca Mine Exploration (Nickel, Copper)

The focus of exploration since the acquisition of Aguablanca in the third quarter 2007 has been the resource evaluation of the Deep Body and the underground potential of the Main deposit. The drilling will significantly increase the indicated resource of the Deep Body which is currently being re-estimated. Other near-mine targets will be further drill tested in 2008.

Ossa Morena Regional Exploration, southern Spain (Nickel, Copper, PGM)

This regional belt of rocks hosts the Aguablanca deposit and is being systematically tested other nickel-prospective intrusions. Drilling has been focussed on the more advanced Argallón and Cortegana exploration projects where encouraging broad zones of disseminated magmatic nickel sulphide mineralization were encountered, not unlike the low grade mineralized, outer zones of the Aguablanca deposit. An airborne electromagnetic survey was flown; conductors will be followed up next year with ground geophysics and drilling.

Toral Project, northwest Spain (Zinc, Lead, Silver)

Drilling confirmed the narrow but continuous nature of the known historic Zn-Pb-Ag resource and focussed on testing for up and down-dip extensions of the known historic resource with some success. Any additional work next year is pending review of all results, some of which were pending at the end of 2007.

Ireland

Galmoy Mine Exploration (Zinc, Lead)

The life-of-mine exploration program continued in 2007. During Q1, a new, high-grade zone of zinc-lead-silver mineralization, the "M-Zone", was discovered adjacent to the CW orebody. Delineation drilling has indicated that this new zone is not large enough to significantly extend the life of mine.

Keel (Zinc, Lead)

The Keel property is located in Longford County, Ireland. Drilling is focussed on testing the extent of the deposit and to determine if satellite orebodies exist in the area. One of three holes drilled intersected significant mineralization within two zones adjacent to the known extent of the deposit. Drilling will continue in 2008.

West Limerick (Zinc, Lead)

The license is located approximately 80 km west of the Galmoy Mine. Four holes have been completed to date with no significant mineralization detected. Drilling will continue on additional targets in Q1 2008.

Sweden

Zinkgruvan Mine Exploration (Zinc, Lead, Silver)

The focus for 2007 was the exploration for new ore zones within the Dalby and Finnafalet areas north of the mine, with very encouraging results. Deviation drilling is being successfully used at Dalby to delineate high-grade Zn-Pb-Ag mineralization encountered at depth (greater than 800 metres), while at the Finnafalet target, east of Dalby, mine stratigraphy has been intersected. This intersection indicates potential for additional resources to be found to the north. At Tostebacka, drill testing for ore east of the Nygruvan orebody did not encounter any significant mineralization and the drilling has been terminated.

Bergslagen Regional Exploration, southern Sweden (Zinc, Lead, Silver)

Systematic testing of prospective geology is being done in this host district to Zinkgruvan with the objective of finding additional feed for the mill. Significant Zn-Pb-Ag mineralization has been intersected at the Tvistbo project area, approximately 150 km north of Zinkgruvan. Drilling will continue to determine the northern and depth extent of this Zn-Pb-Ag mineralization. At the Palahöjden project, additional drilling in first quarter 2008 will follow up an ore grade intercept made earlier in the year.

Skellefte Regional Exploration, northern Sweden (Copper, Zinc)

An evaluation of this northern program led to the termination of exploration in the district in the third quarter 2007. A partner is being sought of further the exploration program there. The application for a test mine at Norra Norrliden has been submitted to the authorities and after the expected granting of the application a test mining operation is expected to begin by the third quarter 2008.

Norrbotten District, northern Sweden (Copper, Gold)

The option agreement with Anglo-Rio was terminated in the fourth quarter 2007.

Metal prices, LME inventories and smelter treatment and refining charges

During the fourth quarter 2007 the prices for zinc, copper and nickel decreased by 18%, 6% and 2%, respectively, compared to the third quarter 2007. During the same period the lead price increased by 4%. The inventory levels of zinc, copper, lead and nickel on the London Metal Exchange ("LME") all increased during the fourth quarter 2007 compared to the third quarter. At the end of the fourth quarter 2007, the LME stocks of zinc were 89,150 tonnes (Q3: 61,350 tonnes), copper 197,450 tonnes (Q3: 130,775 tonnes), lead 45,475 tonnes (Q3: 22,150 tonnes) and nickel 47,946 tonnes (Q3: 32,442 tonnes). The inventory increases are a result of the slowdown in the US and European economies. In the case of lead and nickel almost all of the increase has been through deliveries to European warehouses. The increase in copper and zinc inventory has taken place not only in Europe but also through deliveries to warehouses in Asia.

(unaudited)		Three months ended December 31,			Twelve months ended December 31,
(Average)		2007	2006	Change	2007	2006	Change
Zinc	US$/pound	1.20	1.90	-37%	1.47	1.48	0%
	US$/tonne	2,646	4,194	-37%	3,250	3,273	-1%

Lead	US$/pound	1.48	0.74	100%	1.18	0.58	103%
	US$/tonne	3,262	1,631	100%	2,595	1,287	102%

Copper	US$/pound	3.28	3.21	2%	3.23	3.05	6%
	US$/tonne	7,239	7,087	2%	7,126	6,731	6%

Nickel	US$/pound	13.36	15.00	-11%	16.87	11.02	53%
	US$/tonne	29,453	33,060	-11%	37,181	24,287	53%

During the fourth quarter 2007 the spot treatment charges ("TC") for zinc concentrates dropped from $325 per dry metric tonne ("dmt") flat (i.e. without price participation) to $285 per dmt flat. However, the drop in the zinc price on the LME still led to an increased differential between the spot TC and the terms of the 2007 annual contracts of $300 per dmt based on a zinc price of $3,500 per tonne and with upward and downward price participation. The spot TC ended the quarter about $70 per dmt higher than the annual terms at the closing price of the fourth quarter of 2007 ($2,354 per tonne).

The spot TC for copper concentrates increased during the fourth quarter and reached $46 per dmt of concentrates at the end of the quarter with a refining charge ("RC") of $0.046 per payable lb of copper contained. This should be compared with the average TC and RC for the first nine months of 2007 which were $25 per dmt (TC) and $0.025 per payable lb copper contained (RC). The reason for the increase was a combination of production problems in India, reducing the spot activity of the Indian smelters, and a seasonal slowdown in China. The spot market for copper concentrates is expected to pick up after the celebration of the Chinese New Year.

During the fourth quarter 2007 the spot TC for lead concentrates increased further and at the end of the year the spot TC exceeded the TC of the annual contracts. Exports of lead concentrates to China continued to be very low due to the introduction of an export tax on refined lead in July. During the quarter a number of lead smelters in China have closed or reduced production by up to 50%. The only exports of lead concentrates to China during the last quarter came under annual contracts. At the end of the quarter the spot TC in China was approximately $350 per dmt of concentrates flat compared to $200 per dmt flat at the end of the third quarter.

Outlook for metal prices and smelter treatment and refining charges

Growth in Asian metal demand is expected to balance the softness in North America and Europe. Since the Company's preliminary 2007 fourth quarter results release on February 28, 2008, the price of metals have increased. Prices for all metals are now expected to remain at or below current levels. The LME inventories for zinc, copper and lead are still at low levels. The demand for nickel has slowed over 2007 and the LME inventory has increased because of reduced production and de-stocking of stainless steel. However, the Company expects that the demand for stainless steel, especially in Asia, will pick up during 2008 and with it the demand for nickel.

For 2008, the Company expects treatment charges ("TC") for zinc concentrates to improve in favour of the smelters due to additional zinc concentrates being available to the market from the start up of new mines as well as reactivation of closed mines.

The market for copper concentrates is very tight and terms in the spot market are lower than the terms of both the annual and the mid-year contracts. The annual negotiations for copper concentrates have started and the company expects that the TC will fall further in favour of the miners.

The introduction by China of an export tax for lead metal has not only resulted in less metal exports from China but also considerably less imports of lead concentrates. This in turn has forced the miners to find new outlets for their products which have caused an upward pressure on the TC. For 2008, the company expects a small increase in the TC in favour of the smelters.

The raw materials market for nickel is not as homogenous as for the other base metals and there is no clear benchmark being set. Because of increased production of low grade nickel ores out of the Philippines, Indonesia and New Caledonia the treatment terms for nickel raw materials are expected to increase in 2008. However, the company's nickel concentrates are sold under multi-year contracts and will not be affected by this increase.

The Company expects its operational performances in all of its mines to improve in 2008 compared 2007. As well, overall production of contained zinc metal will increase with the addition of the Aljustrel zinc production.

It should be noted that the price of silver for silver produced in concentrate from Zinkgruvan has been fixed by the 2004 silver transaction with Silver Wheaton whereby Zinkgruvan receives the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver delivered. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized on the statement of operations when the actual deliveries of silver occur.

During the third quarter 2007 the Company completed an agreement with Silverstone Resources to which the Company will sell all its all future silver in concentrate from the Neves-Corvo and Aljustrel mines at a fixed price of the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver delivered, subject to an inflation adjustment. The agreement has been valued at $89.1 million consisting of an upfront cash payment of $42.5 million and the balance in 19.6 million common shares of Silverstone. This amount has been deferred and will be amortized over the life of the silver deliveries.

21

Currencies

	Three months ended			Twelve months ended
(unaudited)	December 31,			December 31,
(Average)	2007	2006	Change	2007	2006	Change
SEK/US$	6.42	7.08	9%	6.76	7.37	8%
SEK/Cdn$	6.54	6.22	-5%	6.30	6.50	3%
Cdn$/US$	0.98	1.14	14%	1.07	1.13	5%
US$/Euro	1.45	1.29	-12%	1.37	1.26	-9%

Liquidity and Capital Resources

Cash Resources

The Company has cash and cash equivalents of $133.2 million as at December 31, 2007 compared with $402.2 million as at December 31, 2006 and $220.1 million at the end of the third quarter of 2007. Cash and cash equivalents have decreased $86.9 million from September 30, 2007 due primarily to capital expenditure programs, repayment of debt and investment purchases made by the Company during the fourth quarter. The Company does not own any asset-backed commercial paper.

During the fourth quarter of 2007 the Company repaid the $62.0 million balance on the $575 million committed revolving credit facility that was outstanding as at September 30, 2007. The Company then drew a further $40.4 million from this facility, which is outstanding as at year end.

Equity Capital Resources

Shareholders' equity at December 31, 2007 was $3,541.8 million, a decrease of $450.2 million from the third quarter of 2007. This decrease was due primarily to $491.1 million of impairment charges recorded in the fourth quarter and a $13.3 million decrease in the fair value of available-for-sale securities, offset by an increase of $56.9 million in cumulative translation adjustments from a strong Euro and Swedish Kronor where the Company's operating assets are held.

Hedging

The Company enters into derivative contracts for the purpose of managing risks and not for trading purposes. During the fourth quarter of 2007 the Company did not enter into any additional derivative contracts. As at December 31, 2007, the liability on marking-to-market the outstanding derivative contracts was $10.5 million.

Risks and Uncertainties

The operations of Lundin Mining involve certain significant risks, including but not limited to credit risk, foreign exchange risk, and derivative risk. For a complete discussion of the aforementioned risks, refer to the Company's 2006 annual MD&A, available on the SEDAR website, www.sedar.com and specific qualifications, if any, included in the management discussions regarding each mine and project in this document.

Reclamation Fund

As at December 31, 2007, the Company had $59.2 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company's various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

Outstanding share data

As at March 18, 2008, the Company had 390,413,431 common shares issued and outstanding and 6,226,188 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures

Zinc, copper and nickel cash production cost (US$-pound) are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company's producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“GAAP”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Reconciliation of unit cash costs of payable copper, zinc and nickel metal sold to the consolidated statements of operations

Thousands of US dollars, except zinc, copper and nickel cash production cost per pound:

	Three months ended December 31
(unaudited)	Zinkgruvan		Storliden		Galmoy
Zinc	2007	2006	2007	2006	2007	2006
Operating expenses, excluding depreciation	$15,031	$8,378	$5,621	$13,859	$14,301	$15,333
Treatment charges for zinc	7,670	24,421	1,208	6,264	5,089	18,973
By-product credits	(23,737)	(9,907)	(4,294)	(12,149)	(6,910)	(2,523)
Other items affecting cash production costs	9	421	(1,129)	(7,087)	-	192
Total	$(1,027)	$23,313	$1,406	$887	$12,480	$31,975

Zinc metal payable (tonnes)	13,657	19,139	2,183	5,737	8,511	14,258
Zinc metal payable (000's pounds)	30,100	37,008	4,811	10,700	18,758	25,819
Zinc cash production cost per
pound payable metal sold	$(0.03)	$0.63	$0.29	$0.08	$0.67	$1.24

	Twelve months ended December 31
	Zinkgruvan		Storliden		Galmoy
Zinc	2007	2006	2007	2006	2007	2006
Operating expenses, excluding depreciation	$56,224	$39,132	$29,866	$53,153	$56,963	$54,376
Treatment charges for zinc	45,430	75,241	8,121	23,206	36,404	58,356
By-product credits	(81,284)	(36,578)	(26,628)	(59,455)	(24,075)	(11,545)
Other items affecting cash production costs	9	(972)	(12,937)	(30,930)	-	(348)
Total	$20,379	$76,823	$(1,578)	$(14,026)	$69,292	$100,839

Zinc metal payable (tonnes)	57,020	78,716	11,852	27,824	37,623	59,197
Zinc metal payable (000's pounds)	125,672	142,207	26,122	52,100	82,921	112,538
Zinc cash production cost per
pound payable metal sold	$0.16	$0.54	$(0.06)	$(0.27)	$0.84	$0.90

Neves-Corvo
	Three months ended		Twelve months ended
(unaudited)	December 31		December 31
Copper	2007	2006*	2007	2006*
Operating expenses, excluding depreciation	$45,962	$72,623	$181,359	$72,623
Operating expenses, prior to Somincor acquisition	-	9,486	-	128,531
Treatment charges for copper	12,391	9,378	46,378	9,378
By-product credits	(9,081)	(16,584)	(50,948)	(16,584)
Other items affecting cash production costs	(5,158)	(46,652)	(35,266)	(46,652)
Total	$44,114	$28,251	$141,523	$147,296
Copper metal payable (tonnes)	24,648	21,235	86,180	85,440
Copper metal payable (000's pounds)	54,324	41,061	189,941	188,363
Copper cash production cost per
pound payable metal sold	$0.81	$0.69	$0.75	$0.78

* Includes pre-acquisition statistics.

Aguablanca
	Three months ended		Twelve months ended
(unaudited)	December 31		December 31
Nickel	2007	2006*	2007*	2006*
Operating expenses, excluding depreciation**	$14,531	$-	$55,366	$-
Operating expenses pre-acquisition by Lundin	-	10,877	50,539	36,125
Treatment charges for nickel	12,992	23,164	27,127	65,626
By-product credits	(11,186)	(11,023)	(26,677)	(44,522)
Other items affecting cash production costs	6,475	1,984	(11,429)	2,150
Total	$22,812	$25,002	$94,926	$59,379

Nickel metal payable (tonnes)	1,449	1,527	5,955	5,585
Nickel metal payable (000's pounds)	3,194	3,366	13,129	12,313
Nickel cash production cost per
pound payable metal sold	$7.14	$7.43	$7.23	$4.82

* Includes pre-acquisition statistics.

** Includes a non-recurring fair value adjustment in the Company's favour of $6.7 million relating to the Rio Narcea acquisition. This item has been adjusted for in "Other items affecting cash production costs".

Reconciliation of realized prices
(unaudited)	Three months ended December 31, 2007
($ millions)	Copper	Zinc	Nickel	Lead
Invoiced sales	$190.8	$79.7	$46.2	$38.4
Pricing adjustments*	(28.6)	(15.8)	(8.9)	(3.8)
Sales before TC/RC	$162.2	$63.9	$37.3	$34.6
Payable Metal (tonnes)	26,507	30,367	1,449	12,232
Realized prices, $ per pound	2.78	0.95	11.68	1.28
Realized prices, $ per tonne	6,119	2,104	25,742	2,829

*Comprises of $13.4 million of negative final pricing adjustments of third quarter 2007 sales, which were settled in the fourth quarter of 2007, and negative $43.7 million relating to year-end revaluation of outstanding accounts receivable.

Outstanding receivables (provisionally valued) as of December 31, 2007

	Tonnes payable	Valued at
(unaudited)	metal	price per tonne
Copper	12,610	$6,671
Zinc	19,862	$2,351
Nickel	1,539	$25,911
Lead	3,874	$2,564

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel, cobalt and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment in the countries where the Company has its mining operations and projects in will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Other Information

Additional information regarding the Company is included in the Company's Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company's AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands of US dollars)
	December 31	December 31
	2007	2006
		(Restated)
ASSETS
Current
Cash and cash equivalents	$133,207	$402,170
Accounts receivable	110,873	96,435
Inventories (Note 5)	51,001	24,723
Prepaid expenses	11,298	3,125

	306,379	526,453
Reclamation fund	59,174	31,710
Mineral properties, plant and equipment (Notes 6 and 16)	2,189,973	1,656,590
Investments (Notes 3, 4(a) and 7)	1,525,181	25,882
Other assets	6,763	5,806
Goodwill (Notes 8 and 16)	531,118	616,426
Future income tax assets	80,582	17,261

	$4,699,170	$2,880,128

LIABILITIES
Current
Accounts payable	$106,266	$41,845
Accrued liabilities (Note 9)	90,865	103,151
Income taxes payable	103,526	102,103
Current portion of long term debt and capital leases (Note 10)	8,640	3,284
Current portion of deferred revenue (Note 12)	7,243	3,264

	316,540	253,647
Long-term debt and capital leases (Note 10)	89,496	42,851
Other long-term liabilities	5,301	-
Deferred revenue (Note 12)	148,878	61,066
Derivative instruments liability (Note 13)	10,502	-
Provision for pension obligations	17,074	15,470
Asset retirement obligations and other provisions (Note 14)	132,080	95,867
Future income tax liabilities	436,965	282,860
Non-controlling interest	528	-

	1,157,364	751,761

SHAREHOLDERS' EQUITY
Share capital (Note 15)	3,233,682	1,890,275
Contributed surplus	14,179	8,887
Cumulative translation adjustment (Note 3 (d))	-	52,404
Accumulated other comprehensive income (Note 3(d))	271,301	-
Retained earnings	22,644	176,801

	3,541,806	2,128,367

	$4,699,170	$2,880,128

Commitments and Contingencies (Notes 6, 7(b)(i) and 11)
APPROVED BY THE BOARD
(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Lukas H. Lundin	Dale C. Peniuk

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2007	2006	2007	2006
		(Restated)		(Restated)

Sales	$253,110	$236,072	$1,059,722	$539,729

Expenses
Cost of sales	(96,165)	(109,309)	(379,295)	(219,016)
Accretion of asset retirement obligations	(4,332)	(1,284)	(9,085)	(1,284)
Depreciation, depletion and amortization	(59,119)	(32,394)	(175,692)	(74,448)
General exploration and project investigation	(10,875)	(4,505)	(35,374)	(9,857)
Selling, general and administration	(11,933)	(8,886)	(30,785)	(17,051)
Stock-based compensation (Note 15(b))	(2,611)	(238)	(12,024)	(2,381)
Foreign exchange losses	(2,889)	(14,215)	(18,622)	(16,907)
Impairment charges (Note 16)
Goodwill	(349,998)	-	(349,998)	-
Mineral properties, plant and equipment	(193,103)	-	(193,103)	-
Gains (losses) on derivatives	16,890	15,284	(34,526)	420
Interest and other income	6,437	5,817	25,155	8,321
Interest and bank charges	(4,207)	(1,646)	(13,470)	(1,646)

	(711,905)	(151,376)	(1,226,819)	(333,849)

Earnings (loss) before undernoted items	(458,795)	84,696	(167,097)	205,880
Gain on sale of investments	84	9	77,974	9
Equity loss	(375)	-	(375)	-
Non-controlling interest	(21)	(2)	11	(183)

Earnings (loss) before income taxes	(459,107)	84,703	(89,487)	205,706
Current income taxes	(36,256)	(29,717)	(136,463)	(52,451)
Future income tax recovery (expense)	58,758	7,203	71,793	(1,707)

Net earnings (loss) for the period	$(436,605)	$62,189	$(154,157)	$151,548

Basic earnings (loss) per share	$(1.11)	$0.27	$(0.46)	$1.01
Diluted earnings (loss) per share	$(1.11)	$0.27	$(0.46)	$1.00

Basic weighted average number of shares outstanding	392,443,360	229,890,861	338,643,242	149,439,546

Diluted weighted average number of shares outstanding	392,443,360	231,724,899	338,643,242	151,152,105

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited, in thousands of US dollars)
	Three	Twelve
	Months	Months
	Ended	Ended
	December 31,	December 31,
	2007	2007

Net loss for the period	$(436,605)	$(154,157)
Other comprehensive income
Decrease in fair value of available-for-sale securities net of future income taxes	(13,278)	(2,802)
Unrealized gain on available-for-sale securities sold during the period	(464)	(20,824)
Cumulative translation adjustment	56,875	239,330

	43,133	215,704

Comprehensive loss for the period	$(393,472)	$61,547

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Unaudited, in thousands of US dollars)

				Accumulated
			Cumulative	Other
	Share	Contributed	Translation	Comprehensive	Retained
	Capital	Surplus	Adjustment	Income	Earnings	Total
					(Restated)	(Restated)

Balance, December 31, 2006	$1,890,275	$8,887	$52,404	$-	$176,801	$2,128,367
Stock-based compensation	-	1,520	-	-	-	1,520
Exercise of stock options & SARs	4,310	-	-	-	-	4,310
Transfer of fair value on exercise of stock options & SARs	2,862	(2,862)	-	-	-	-
Transition adjustments (Note 3(d))	-	-	(52,404)	55,597	-	3,193
Translation adjustment for the period	-	-		19,602	-	19,602
Changes in fair value of available-for-sale securities	-	-	-	8,357	-	8,357
Net earnings for the period	-	-	-	-	52,080	52,080

Balance, March 31, 2007	1,897,447	7,545	-	83,556	228,881	2,217,429
Stock-based compensation	-	1,551	-	-	-	1,551
Exercise of stock options & SARs	1,474	-	-	-	-	1,474
Transfer of fair value on exercise of stock options and SARs	5,694	(3,233)	-	-	-	2,461
Translation adjustment for the period	-	-	-	36,261	-	36,261
Changes in fair value of available-for-sale securities	-	-	-	15,611	-	15,611
Sale of available-for-sale securities	-	-	-	(9,945)	-	(9,945)
Net earnings for the period	-	-	-	-	153,777	153,777

Balance, June 30, 2007	1,904,615	5,863	-	125,483	382,658	2,418,619
Shares and options issued for Tenke acquisition (Note 4 (a))	1,329,075	661	-	-	-	1,329,736
Shares issued on the assumption of Tenke obligation (Note 4(a))	1,745		-	-	-	1,745
Stock-based compensation	-	6,342	-	-	-	6,342
Exercise of stock options & SARs	1,584	-	-	-	-	1,584
Transfer of fair value on exercise of stock options and SARs	1,117	(2,079)	-	-	-	(962)
Translation adjustment for the period	-	-	-	126,592	-	126,592
Changes in fair value of available-for-sale securities	-	-	-	(13,492)	-	(13,492)
Sale of available-for-sale securities	-	-	-	(10,415)	-	(10,415)
Net earnings for the period		-	-	-	76,591	76,591

Balance, September 30, 2007	3,238,136	10,787	-	228,168	459,249	3,936,340
Stock-based compensation	-	2,611	-	-	-	2,611
Exercise of stock options & SARs	506	-	-	-	-	506
Transfer of fair value on exercise of stock options and SARs	(781)	781	-	-	-	-
Translation adjustment for the period	-	-	-	56,875	-	56,875
Changes in fair value of available-for-sale securities	-	-	-	(13,278)	-	(13,278)
Sale of available-for-sale securities	-	-	-	(464)	-	(464)
Share buyback	(4,179)	-	-	-	-	(4,179)
Net loss for the period	-	-	-	-	(436,605)	(436,605)

Balance December 31, 2007	3,233,682	14,179	-	271,301	22,644	3,541,806

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands of US dollars)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2007	2006	2007	2006
		(Restated)		(Restated)
Operating activities
Net earnings (loss) for the period	$(436,605)	$62,189	$(154,157)	$151,548
Reclamation Payments	(2,018)	-	(2,018)	-
Pension payments	(640)	-	(640)	-
Items not involving cash
Amortization of deferred revenue	(2,119)	(946)	(4,473)	(3,093)
Depreciation, depletion and amortization	59,119	32,394	175,692	74,448
Impairment charges (note 16)	543,101	-	543,101	-
Stock-based compensation	2,611	238	12,024	2,381
Gain on sale of investments and other assets	(1,145)	(94)	(79,035)	(9)
Future income tax (recovery) expense	(58,758)	(7,203)	(71,793)	1,707
Provision for pensions	894	821	1,046	1,333
Interest accretion and other	(6,766)	2,686	683	1,018
Deferred financing costs	3,033	-	6,086	-
Unrealized loss on derivative instruments	(44,524)	(26,354)	(14,159)	(26,354)
Unrealized foreign exchange losses	1,727	11,351	5,982	11,351
	57,910	75,082	418,339	214,330
Changes in non-cash working capital items	25,219	35,639	(18,872)	32,891

Cash flow from operating activities	83,129	110,721	399,467	247,221

Financing activities
Common shares issued	506	3,886	7,874	6,320
Deferred income	-	-	42,500	-
Put premium payments	-	-	(9,759)	-
Proceeds from loans and other long-term obligations	40,352	1,068	753,949	1,068
Purchase of treasury shares	(726)	-	(726)	-
Repayment of debt	(61,881)	(3,359)	(716,744)	(3,504)
	(21,749)	1,595	77,094	3,884

Investing activities
Acquisition of subsidiaries, net of cash acquired	-	1,965	(763,259)	-
Acquisition of cash of subsidiaries, net of acquisition costs	-	234,284	-	234,284
Mineral property, plant and equipment expenditures	(72,152)	(131,569)	(196,309)	(151,349)
Investment in Tenke Fungurume	(36,996)	-	(63,392)	-
Investments in available-for-sale securities	(60,987)	2,267	(298,675)	(20,696)
Contributions to reclamation fund	(2,787)	-	(16,265)	-
Other	-	-	(3,996)	-
Proceeds from sale of subsidiary, net of cash	1,205	-	273,285	-
Proceeds from sale of available-for-sale investments	2,354	1,467	307,433	1,599
	(169,363)	108,414	(761,178)	63,838
Effect of foreign exchange on cash balances	21,113	4,971	15,653	12,818

Increase (decrease) in cash and cash equivalents during period	(86,870)	225,701	(268,963)	327,761
Cash and cash equivalents, beginning of period	220,077	176,469	402,170	74,409

Cash and cash equivalents, end of period	$133,207	$402,170	$133,207	$402,170

Supplemental Information
Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$24,979	$49,392	$1,091	$28,139
Accounts payable and other current liabilities	240	(13,753)	(19,963)	4,752
	25,219	35,639	(18,872)	32,891
Operating activities included the following cash payments
Interest paid	$1,233	$3,378	$2,098	$3,392
Income taxes paid	$15,341	$8,877	$82,981	$22,232
See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

1.

BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 3 to the Company's consolidated financial statements for the year ended December 31, 2006.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company's 2006 audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Certain of the 2006 figures have been reclassified to conform to the 2007 presentation.

2.

RESTATEMENT

The following table summarizes the results of the restatement to the consolidated financial statements:

Net Reduction to Earnings on Restatement
		Three months	Three months	Three months
	Year ended	Ended	Ended	Ended
	December 31,	March 31,	June 30,	September 30,
Consolidated Statement of operations	2006	2007	2007	2007
Net earnings for the period	$(1,401)	$(1,628)	$(6,131)	$(46,509)
Earnings per share - basic	$(0.01)	$(0.01)	$(0.02)	$(0.12)
Earnings per share - diluted	$(0.01)	$(0.01)	$(0.02)	$(0.12)

		Three months	Six months	Nine months
		Ended	Ended	Ended
		March 31,	June 30,	September 30,
Consolidated Statement of Operations		2007	2007	2007
Net earnings for the period		$(1,628)	$(7,759)	$(54,268)
Earnings per share - basic		$(0.01)	$(0.03)	$(0.17)
Earnings per share - diluted		$(0.01)	$(0.02)	$(0.17)

Each of the quarters were translated into US dollars using the quarterly average Euro/USD Exchange rate.

This resulted in a di minimus translation difference when the quarterly earnings are accumulated.

Net Increase/(Decrease) to Balance Sheet on Restatement
	December 31,	March 31,	June 30,	September 30,
Consolidated Balance sheet	2006	2007	2007	2007
Total assets	$50,528	$1,596	$765	$15,321
Total liabilities	51,929	3,324	6,896	61,830
Shareholders' equity	$(1,401)	$(1,628)	$(6,131)	$(46,509)

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

3.

SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

Investments

Investments over which the Company has the ability to exercise significant influence are accounted for by the equity method. Under this method, the investment is initially recorded at cost and adjusted thereafter to record the Company's share of post acquisition earnings or loss of the investee as if the investee had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company's share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes which relate to periods subsequent to the date of acquisition. When there is a loss in value of an equity accounted investment which is other than temporary, the investment is written down to recognize the loss by a charge included in net income during the period of loss.

Interests in joint ventures arise when the Company enters contractual agreements which provide for the sharing amongst two or more parties of the continuing power to determine the strategic operating, investing and financing activities of an entity. The Company proportionately consolidates its interests in joint ventures. Under the proportionate consolidation method, the Company's pro rata share of each of the assets, liabilities, revenues and expenses subject to joint control are combined with similar items in the Company's financial statements.

New Accounting Standards

Effective January 1, 2007 the Company has adopted the following CICA accounting standards:

a)

Section 1530 – Comprehensive Income

This new standard requires the presentation of comprehensive income and its components and the inclusion of accumulated other comprehensive income as a component of shareholders' equity. Comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings until realized, such as cumulative translation adjustments resulting from the translation of foreign currency denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities.

b)

Section 3855 – Financial Instruments - Recognition and Measurement

This new standard requires that all financial assets are classified as one of the following: held-to-maturity investments, loans and receivables, available-for-sale or held for trading. Financial assets and liabilities held for trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held for trading are measured at amortized cost, and amortization is calculated using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held for trading upon initial recognition. The Company has not designated any financial instruments as held for trading.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

All derivative instruments, including certain embedded derivatives that are required to be separated from their host contracts, are recorded on the balance sheet at fair value and mark to market adjustments on these instruments are included in net income. Under the transitional provisions for the standard only embedded derivatives acquired or substantively modified on or after January 1, 2003 are required to be considered for recognition and measurement.

All other financial instruments are recorded at cost or amortized cost, subject to impairment assessments. Amortization is calculated using the effective interest method.

Transaction costs incurred to acquire or issue financial instruments are included in the initial carrying amount of the relevant financial instrument.

Where a financial asset classified as held-to-maturity or available-for-sale has a loss in value which is considered to be other than temporary, the financial asset is written down to recognize the loss by a charge to earnings.

c)

Section 3865 – Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposure of a net investment in self-sustaining foreign operations. The Company has not designated any instruments as hedges.

d)

Transitional Provisions

The adoption of Sections 1530 and 3855 resulted in changes to the Company's earnings for the year ended December 31, 2007 and required an adjustment to the balance for investments and the initial recognition of accumulated other comprehensive income at January 1, 2007.

The cumulative translation adjustment and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million respectively. The aggregate of these amounts has been reported as the opening balance of Accumulated Other Comprehensive Income in the Interim Consolidated Statements of Changes in Shareholders' Equity for the year ended December 31, 2007.

The cumulative translation adjustment and unrealized loss on available-for-sale securities for the twelve months ended December 31, 2007 were $240.7 million and $20.6 million, net of tax, respectively, and are reported in other comprehensive income.

4.

BUSINESS ACQUISITIONS

a)

Tenke Mining Corp.

On July 3, 2007 the Company completed the acquisition of 100% of the issued and outstanding common shares of Tenke Mining Corp ("Tenke") by issuing 105.4 million common shares valued at CAD$13.37 (closing price of the Company's shares on the Toronto Stock Exchange on the date of completion) per share and cash payments totaling $0.06 million to the former Tenke shareholders. The Company issued a further 0.14 million common shares at CAD$13.37 to satisfy an obligation resulting from a previous agreement between Tenke and one of its consultants. In addition, the Company issued 0.09 million stock options to a former Tenke director in exchange for the cancellation of Tenke stock options. The terms and conditions of these stock options remain the same as the Tenke stock options, except for the number of options issued and the respective exercise price, which were adjusted according to the exchange ratio. This acquisition has been accounted for as a purchase of assets.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

Tenke, through its 30% owned subsidiary Tenke Fungurume Holdings Ltd. ("Tenke Fungurume") holds a 24.75% interest in the Tenke Fungurume copper-cobalt deposits under development in the Democratic Republic of Congo ("DRC"). Tenke Fungurume has no ability to transfer funds to the parent and it is reliant on the parent for its pro rata share of its capital cost requirements.

The allocation of the purchase price of the shares of Tenke is summarized in the following table.

Purchase price
Common shares issued (105.4 million shares)	$1,329,075
Common shares issued to satisfy Tenke obligation (0.14 million shares)	1,745
Stock options issued in exchange for Tenke options (0.09 million options)	660
Acquisition costs	1,026
Cash	60
1,332,566
Less:
Cash and cash equivalents acquired	(82,435)
Net purchase price	$1,250,131

Net assets acquired
Accounts receivable	$160
Prepaid expenses	22
Available for sale securities	1,084
Investment in Tenke Fungurume	1,254,229
1,255,495
Accounts payable and accrued liabilities	(377)
Future income tax liabilities	(4,987)
Net assets acquired	$1,250,131

The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimates and taking into account all available information at the time of acquisition.

b)

Rio Narcea Gold Mines, Ltd,

On July 17, 2007, the Company acquired 85.5% of the issued common shares of Rio Narcea Gold Mines, Ltd. (“Rio Narcea”) in exchange for Cdn$5.50 per share and 73.3% of the outstanding warrants of Rio Narcea for Cdn$1.04 per warrant. As at December 31, 2007, the Company had acquired all of the issued and outstanding shares of Rio Narcea and all of the outstanding warrants for cash payments totaling $918 million.

Concurrent with the offer to purchase Rio Narcea, the Company signed an option agreement with Red Back Mining Inc. (“Red Back”) for the sale of Rio Narcea's Tasiast gold mine for cash consideration of $225 million and the assumption of $53.2 million in debt and hedging contracts. The sale was completed on August 2, 2007.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

The purchase price was financed in part by an $800 million syndicated senior credit facility, which was reduced by the $225 million proceeds from the sale of the Tasiast gold mine.

This acquisition has been accounted for as a business combination using the purchase method. These consolidated financial statements include Rio Narcea's operating results commencing July 17, 2007.

Rio Narcea owns the Aguablanca nickel-copper mine and the Salave gold deposit in the Asturias province of Spain.

The allocation of the purchase price to the identifiable assets and liabilities of Rio Narcea is summarized in the following table.

Purchase price

Cash	$917,981
Acquisition costs	4,257

Less: cash and cash equivalents acquired	(67,303)
Net purchase price	$854,935

Net assets acquired

Restricted cash	9,174
Non-cash current assets	51,060
Mineral properties, plant and equipment	562,493
Assets held for sale	278,181
Investments	69,788
Other long-term assets	939
Future income assets	13,783
985,418
Current liabilities	(70,057)
Current portion of long-term debt	(40,586)
Long-term debt	(6,009)
Other long-term liabilities	(16,178)
Asset retirement obligation and other mine closure costs	(7,341)
Future income tax liability	(148,674)
Non-controlling interest	(400)
Net identifiable assets	696,173
Residual price allocated to goodwill	158,762

Net assets acquired	$854,935

The purchase price has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to the Aguablanca mine, based on management's best estimate and taking into account all available information at the time of acquisition. The fair values allocated were based in part on a valuation report prepared by an independent third party. The amount allocated to goodwill is not deductible for tax purposes.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

5.

INVENTORIES

Inventories consist of:
	December 31,	December 31,
	2007	2006
Ore stock piles	$14,068	$4,522
Concentrate stock piles	11,449	9,305
Materials and supplies	25,484	10,896
	$51,001	$24,723

6.

MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	December 31, 2007
		Accumulated
		Depreciation,
		Depletion and
	Cost	amortization	Impairment	Net
Mineral properties	$ 2,106,236	$ 298,775	$ 71,306	$ 1,736,155
Plant and equipment	421,962	73,288	-	348,674
Development	226,941	-	121,797	105,144
	$ 2,755,139	$ 372,063	$ 193,103	$ 2,189,973

	December 31, 2006
		Accumulated
		Depreciation,
		Depletion and
	Cost	amortization	Impairment	Net
Mineral properties	$ 1,416,942	$ 128,478	$ -	$ 1,288,464
Plant and equipment	360,646	27,655	-	332,991
Development	35,135	-	-	35,135
	$ 1,812,723	$ 156,133	$ -	$ 1,656,590

Development properties include the Company's 49% proportionate interest in the Ozernoe Joint Venture project which has a carrying value of $157.2 million (2006 - $139 million). The recoverability of the Ozernoe property is dependent upon the discovery of economically recoverable reserves, preservation and confirmation of the Joint Venture Company's licensed interests in the underlying mineral claims, the ability of the Joint Venture Company and the Joint Venture partners to obtain the necessary financing to complete the project, and future profitable production or alternatively, upon the Company's ability to dispose of the interest on an advantageous basis. Changes in future conditions of ownership, if any, could result in material reductions to the carrying value of the Ozernoe property.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

On July 17, 2007, the Company completed the acquisition of Rio Narcea (Note 4(b)), the principal assets of which included the Aguablanca and Tasiast mines. The Tasiast mine was sold to Red Back Mining Inc. on August 3, 2007 for $225 million in cash and the assumption of $53.1 million of debt and hedging contracts. The cash was used to repay the $225 million loan borrowed to acquire Rio Narcea. The allocation of the purchase price to mineral rights was $319.0 million and to plant and equipment was $243.5 million.

On October 31, 2006, the Company completed the EuroZinc acquisition, which includes the mining assets of the Neves-Corvo and Aljustrel mines. The allocation of the purchase price to mineral properties was $922.6 million and to plant and equipment $321.9 million.

Management considered whether events or changes in circumstances indicated that the carrying value of any of its mineral properties may not be recoverable. It was determined based on this analysis that the Company was unlikely to recover the carrying value of its investment in the Aljustrel development project. Accordingly, pre-tax impairment charges of $193.1 million were recorded to reduce these assets to their estimated fair values, based on discounted cash flows over the life of the Aljustrel mine.

7.

INVESTMENTS

Investments include the following:

	2007	2006
Investments in available-for-sale securities	$207,814	$25,882
Equity investments	1,317,367	-
	$1,525,181	$25,882

(a)

Available-for-sale securities

Investments in available-for-sale securities consist of marketable securities which had a market value of $207.8 million at December 31, 2007 (December 31, 2006 – market value $30.7 million; $25.9 million at cost). These investments consist of shares in publicly traded mining and exploration companies. Beginning on January 1, 2007, under the provisions of CICA 3855 and 1530 (Note 3) the carrying amount of these shares became subject to revaluation on a mark-to-market basis at the end of each reporting period. Increases or decreases arising on revaluation are recorded in Other Comprehensive Income, a component of shareholders' equity.

The Company holds less than a 20% equity interest in each of the company in which it holds available-for-sale securities and does not exercise significant influence over any of these companies.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

(b)

Equity investments

Equity investments consist of the following:

	2007	2006
Tenke Fungurume Holdings Ltd.	$1,314,814	$-
Sanu Resources Inc.	2,553	-
	$1,317,367	$-

(i)

Tenke Fungarume Holdings Ltd.

The Company holds a 30 % interest in TF Holdings Ltd, ("TFH") which in turn holds an 82.5% interest in a Congolese subsidiary company, Tenke Fungurume Mining S.A.R.L ('TFM'). Freeport McMoRan Gold & Copper Inc. ('Freeport") holds the remaining 70% interest in TFH. TFM holds a 100 % interest in the Tenke Fungurume copper - cobalt project (the 'TFM Project'). The Company and Freeport's net interest in the TFM project is 24.75% and 57.75% respectively. La Generale des Carriers et des Mines ('Gecamines'), a DRC Government-owned corporation owns a carried 17.5% interest. Freeport is the TFM Project operator. The Company exercises significant control over the TFM investment. Accordingly the Company has used the equity method to account for this investment since acquisition on July 3, 2007.

Balance, December 31, 2006	$-
Acquisition of Tenke Mining Corporation	1,254,229
Cash advances since acquisition on July 3, 2007	60,900
Share of equity losses since acquisition	(315)
Balance, December 31, 2007	$1,314,814

In connection with a long announced Government Policy to review all mining agreements in the DRC, the Ministry of Mines recently made a formal request for further discussion with TFM regarding the TFM Project partnership with Gecamines. Included in the request for discussion are such matters as the quantum of transfer payments to the DRC, the percentage of Government ownership in the TFM Project, the degree of Gecamines involvement in the management of the TFM Project, regularization of certain issues under Congolese law, and the implementation of social plans. The Company and Freeport believe the TFM agreements with the Government are legally binding, all related issues have been duly addressed under Congolese law and the overall fiscal terms as previously negotiated and incorporated into the Congolese Mining Convention as Amended and Restated and that they exceed the requirements of the Congolese Mining Code. Freeport, as operator has made an appropriate response to the DRC Ministry of Mines. Until there is resolution in this matter, the carrying value of the Company's interest is subject to uncertainty.

(ii)

Sanu Resources Inc.

Pursuant to the terms of a private placement agreement dated December 26, 2006, the Company acquired 4 million units in Sanu Resources Inc. ("SRI") at a price of C$0.65 each. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire one additional common share at a price of C$0.90 each at any time for a period of 2 years. On purchase, the investment consisting of the shares and share purchase warrants was classified as an investment in available-for-sale securities.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

On July 17, 2007 when certain Lundin senior officers and managers or their appointees assumed key SRI officer and management positions as well as 3 of the 6 seats on the SRI Board of Directors, management determined that the Company's 9.7% interest in SRI's then outstanding shares (approximately 16.9% on a fully diluted basis) constituted a position of significant influence in the management and control of the SRI operations. Consequently since July 17, 2007, the Company has recorded the SRI investment on an equity basis whereby the Company's proportionate share of reported SRI income or loss is added to or deducted from the carrying value of the investment.

8.

GOODWILL (Note 16)

The following table summarizes changes to the goodwill carrying value relating to the EuroZinc merger and the Rio Narcea acquisition (Note 4):

	December 31,	December 31,
	2007	2006
		(Restated)
Goodwill, beginning of year, as previously stated	$517,559	$-
Restatement of prior year amount	98,867	-
Goodwill, beginning of year as restated	616,426	-
Unallocated purchase price allocated to goodwill	158,762	600,115
Impairment charges	(349,998)	-
Effect from changes in foreign exchange rates	105,928	16,311
Goodwill, end of year	$531,118	$616,426

9.

ACCRUED LIABILITIES

	December 31,	December 31,
	2007	2006
		(Restated)
Royalty payable	$42,726	19,526
Advances on metal concentrates	-	15,582
Stock appreciation rights liability	984	9,222
Balance due on derivative contracts	1,831	14,815
Put premium obligation	-	9,476
Investment purchases	3,122	-
Normal course issuer bid purchases	3,429	-
Unbilled goods and services and payroll obligations	38,773	34,530
	$90,865	$103,151

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

10.

LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consist of:

	December 31,	December 31,
	2007	2006
Five year revolving credit facility	$40,352	-
Somincor bonds due 2009	39,369	35,689
Capital lease obligations	8,358	6,867
Deferred employee housing sales	274	238
Investment incentive loan	729	1,061
Aljustrel debt	2,516	2,280
Rio Narcea debt	6,538	-
	98,136	46,135
Less: current portion	(8,640)	(3,284)
	$89,496	$42,851

Management believes that the fair value of long-term debt approximates its carrying value.

11.

COMMITMENTS AND CONTINGENCIES

a)

Silverstone Resources Corp. ("Silverstone")

On September 28, 2007, the Company entered into an agreement for the sale of silver in concentrate from its Neves-Corvo and Aljustrel mines to Silverstone. Under the terms of the agreement, the Company received a cash payment of $42.5 million and 19,656,250 Silverstone common shares valued at Cdn$2.36 on the date of exchange for a US equivalent of $46.6 million. Upon delivery of its silver in concentrate to Silverstone, the Company will receive the lower of $3.90 per ounce of silver contained in concentrate (subject to a 1% annual inflationary adjustment after three years and yearly thereafter) or the then prevailing market price per ounce of silver.

Upon closing of the transaction, the Company has recorded $89.1 million as deferred revenue, which will be amortized over the life of the silver deliveries.

b)

Rio Narcea Lawsuit

In August 2005, the regional Government of Asturias rejected Rio Narcea's application for "change in land use" required to develop the Salave gold deposit. After a review of its legal options, former management of Rio Narcea commenced legal applications in local courts seeking reversal of the decision and, or monetary compensation for damages. The outcome and timing of any legal action on this matter is presently uncertain.

12.

DEFERRED REVENUE

On September 28, 2007, the Company entered into an agreement to sell all of its silver contained in concentrate from its Neves-Corvo and Aljustrel mines in Portugal to Silverstone Resources Corp. ("Silverstone") in consideration for an upfront cash payment of $42.5 million and 19,656,250 Silverstone common shares having a fair value of US $46.6 million on the date of the exchange, plus a payment at the lesser of (a) $3.90 per ounce (subject to a 1% annual adjustment after three years) and (b) the then prevailing market price per ounce of silver.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

The agreement extends to the earlier of 50 years from the agreement date and the life of mine for each of the Neves-Corvo and Aljustrel mines. During the year ended December 31, 2007, the Company delivered concentrate containing 147,000 ounces of silver in concentrate to Silverstone.

The Company has determined that the embedded derivative in the contract, related to the ability of Silverstone to pay a reduced amount for each ounce of silver contained in concentrate if, during the term of the contract, the price of silver falls below $3.90 per ounce, is not significant.

The following table summarizes the changes in deferred revenue balance:

	December 31,	December 31,
	2007	2006
Balance, beginning of year	$64,330	58,176
Silverstone silver sales contracts	89,060	-
Amortization on delivery of silver in concentrate	(4,473)	(3,093)
Effect from changes in foreign exchange rates	7,204	9,247
	156,121	64,330
Less: current portion	(7,243)	(3,264)
Balance, end of year	$148,878	$61,066

13.

DERIVATIVE INSTRUMENTS LIABILITY

The various derivative contracts include forward sale, swap, option contracts for the purpose of managing the related risks and are not for trading purposes. As at December 31, 2007, the Company had derivative liabilities for future metal delivery commitments as follows:

		Outstanding Contractual Obligations due
		2008		2009		2010 and beyond

								Fair Value
			Average	Quantity	Average	Quantity	Average	as at December
	Units	Quantity	price	(000)'s	price	(000)'s	price	31, 2007

Lead	tonnes	10,500	$ 0.71	-	-	-	-	$ (10,059)
Zinc	tonnes	2,400	$ 1.23	-	-	-	-	768
Silver	ounces	95,000	$ 11.60	117,000	$ 11.60	167,000	$ 11.60	(1,211)
								$ (10,502)

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

14.

ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relating to the operations of Neves-Corvo, Zinkgruvan, Storliden, Aljustrel, Aguablanca and Galmoy mines, are as follows:

		Employee
		Severance
	Site	due on mine
	Restoration	closure	Total
Balance, December 31, 2005	$73,699	$-	$73,699
Accretion expense	1,284	-	1,284
Changes in estimates	8,849	-	8,849
Other provisions	45	350	395
Amounts arising from acquisition	6,186	4,331	10,517
Effect on changes in foreign exchange rates	968	155	1,123
Balance, December 31, 2006	91,031	4,836	95,867
Accretion expense	5,719	2,273	7,992
Accruals	-	1,335	1,335
Changes in estimates	12,819	-	12,819
Amounts arising from acquisition	7,294	1,108	8,402
Amounts arising from disposal of Tasiast	(1,000)	-	(1,000)
Effect on changes in foreign exchange rates	8,089	657	8,746
Payments	(2,081)	-	(2,081)
Balance, December 31, 2007	$121,871	$10,209	$132,080

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

15.

SHARE CAPITAL

All shares, stock options and stock appreciation rights ("SARs") shown in the tables below are calculated as though the three-for-one stock split, which was effective February 5, 2007, had occurred at December 31, 2006.

(a)

The authorized and issued share capital is as follows:

Authorized – unlimited number of common shares with no par value and one special share with no par value.

Issued and outstanding:

	Number of
	shares	Amounts
Fully-paid, issued and outstanding, December 31, 2005	122,081,493	$243,305
Exercise of stock options for cash	1,643,784	6,320
Exercise of stock appreciation rights for cash	240,240	1,824
Transfer of contributed surplus on exercise of stock options	-	6,088
Shares issued in consideration for EuroZinc acquisition	160,834,548	1,632,738
Fully-paid, issued and outstanding, December 31, 2006	284,800,065	1,890,275
Exercise of stock options for cash	1,903,173	6,544
Exercise of stock appreciation rights for cash	226,160	1,330
Transfer of contributed surplus on exercise of stock options	-	8,892
Return of fractional shares	(69)	-
Shares issued to acquire Tenke Mining Corp.	105,421,402	1,329,075
Shares issued on the assumption of Tenke obligation	138,400	1,745
Fully-paid, issued and outstanding, December 31, 2007	392,489,131	3,237,861
Shares purchased pursuant to normal issuer bid (i)	-	(4,179)
Net fully-paid, issues and outstanding, December 31, 2007	392,489,131	$3,233,682
(i) Purchased in 2007 but cancelled in January 2008

(b)

Stock options

The Company has an incentive stock option plan (the "Plan") available for certain employees, directors and officers to acquire shares in the Company. At the October 19, 2006 Special Meeting of Shareholders, the shareholders of the Company approved a resolution setting the number of shares reserved under the Plan at 7,000,000. As a result of a three-for-one stock split of the Company's shares on February 5, 2007, the number of shares reserved under the Plan was amounts to 21,000,000, which is less than 10% of the number of issued and outstanding shares of the Company. The term of any options granted will be fixed by the Board of Directors and may not exceed 10 years from the date of grant.

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted or vested during the year.

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. Under this method, the Company recorded a stock compensation expense of $12.0 million for 2007 (2006 - $2.4 million) with a corresponding credit to contributed surplus. The fair value of the stock options granted at the date of the grant using the Black-Scholes pricing model assumes risk-free interest rates of 3.9% to 4.7%, no dividend yield, expected life from 1.5 to 2.5 years with an expected price volatility ranging from 36% to 43%.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

The continuity of incentive stock options issued and outstanding during 2007 and 2006 is as follows:

		Weighted average
	Number of	exercise price
	Options	(CAD$)
Outstanding, December 31, 2005	2,002,500	$3.76
Granted during the year	360,000	10.23
Granted in exchange for EuroZinc options	2,319,549	5.41
Exercised during the year	(1,643,783)	3.61
Outstanding, December 31, 2006	3,038,266	5.11
Granted during the year	4,905,760	12.55
Granted in exchange for Tenke options - (Note 4(b))	86,500	5.57
Cancelled during the year	(9,520)	9.80
Exercised during the year	(1,903,177)	3.86
Outstanding, December 31, 2007	6,117,829	$3.76

During the year ended December 31, 2007, the Company granted 4,905,760 incentive stock options to employees and officers at a weighted average price of CAD$12.55 each that expires between January 17, 2009 and December 5, 2012. On the acquisition of Tenke, in 2007, the Company issued 0.09 million stock options to a former Tenke director in exchange for the cancellation of Tenke stock options (Note 4(a)). In 2006, the Company issued 2.3 million stock options to former EuroZinc employees in exchange for the cancellation of the EuroZinc stock options. The terms and conditions of both the Tenke and the EuroZinc stock options remain the same as the respective pre-acquisition stock options, except for the number of options issued and their respective exercise prices, which were adjusted according to the exchange ratios on which the Tenke and EuroZinc acquisitions were based.

The following table summarizes options outstanding as at December 31, 2007, as follows:

	Outstanding Options			Exercisable Options
		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Remaining	Average		Remaining	Average
Range of	Number of	Contractual	Exercise	Number of	Contractual	Exercise
exercise prices	Options	Life	Price	Options	Life	Price
(CAD$)	Outstanding	(Years)	(CAD$)	Exercisable	(Years)	(CAD$)
$2.28 - $5.79	187,068	2.1	$ 3.41	187,068	2.1	$ 3.41
$5.80 - $10.59	1,350,000	3.9	9.68	795,000	3.5	9.53
$10.61 - $14.97	4,580,760	4.1	12.82	330,000	3.4	12.87
	6,117,828	4.0	$ 11.84	1,125,000	3.3	$ 11.43

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

(c)

Stock Appreciation Rights

In 2006, on the acquisition of EuroZinc, the Company issued stock appreciation rights to certain former EuroZinc employees in exchange for the cancellation of their stock options. The terms of the newly issued stock appreciation rights were the same as those of the cancelled options, with the exception of the number of shares and the exercise prices, which were adjusted for the share exchange ratio of the EuroZinc acquisition. Holders of stock appreciation rights have the right to either purchase the shares in the Company or receive a cash payout equal to the excess of the fair market value of the shares over the exercise price on the date of exercise. All stock appreciation rights are fully vested and exercisable.

The continuity of stock appreciation rights issued and outstanding is as follows:

		Weighted
	Number of	average
	stock	exercise
	appreciation	price
	rights	(CAD$)
Outstanding, December 31, 2005	-	$ -
Granted in exchange for EuroZinc options - Note (4(a))	1,461,321	5.26
Exercised during the year	(240,240)	5.21
Outstanding, December 31, 2006	1,221,081	5.27
Exercised during the period in exchange shares purchased	(226,160)	6.76
Exercised during the period in exchange for cash payouts	(688,201)	4.14
Outstanding, December 31, 2007	306,720	$ 6.69

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company's closing stock price at the end of each reporting period. The liability as at December 31, 2007 was $1.0 million (December 31, 2006 - $9.2 million).

All stock appreciation rights are fully vested and exercisable.

		Weighted
	Number of	average
	stock	exercise
	appreciation	price
Expiry date	rights	(CAD$)
June 8, 2010	135,360	$ 2.31
May 11, 2011	171,360	10.15
Outstanding, December 31, 2007	306,720	$ 6.69

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

16.

ASSET IMPAIRMENT

Management tests goodwill and other long lived assets for impairment in accordance with the policies set out in the Company's annual financial statements.

The annual test for impairment of the goodwill related to the Portuguese reporting unit resulted in an impairment charge of $327.7 million, and identified that the carrying value of the Aljustrel mine was unlikely to be recovered, resulting in an impairment charge to capital assets of $193.1 million.

The company's operations in Europe incur operating and capital costs primarily in Euros, while revenue from concentrate sales is denominated in US dollars. Due to the decline of the US dollar against the Euro and the decline in spot nickel prices over the latter part of the year, the Company concluded that the fair value of the Rio Narcea reporting unit was likely to be less than its carrying value and conducted a goodwill impairment test, resulting in an impairment charge of $22.3 million.

The fair value of the reporting units was estimated using all available information at the effective date of the impairment test, including discounted estimated future cash flows, replacement costs and other market related data. Estimated future cash flows used to test impairment of goodwill and capital assets included management's estimates of operating results and capital requirements over the life of the related mineral properties. Key assumptions for metals prices, inflation and discount rates and US$ exchange rates were based on estimates available from third party sources that management believed to be reasonable in the circumstances. The fair value of the impaired long-lived assets was determined primarily using discounted cash flows over the expected life of the mine. Fair values of reporting units and capital assets were based in part on reports prepared by independent third parties.

The following table summarizes the impairment charges during the three months ended December 31, 2007:

	Goodwill	Capital assets	Total
Rio Narcea Gold Mines, Ltd.	$22,340	$-	$22,340
EuroZinc Mining Corporation	327,658	193,103	520,761
	$349,998	$193,103	$543,101

17.

SEGMENTED INFORMATION

The Company is engaged in mining, exploration and development of mineral properties, primarily in Portugal, Spain, Sweden, Ireland, Russia and the Democratic Republic of Congo.

The Company has seven reportable segments as identified by the individual mining operations at each of its five operating mines as well as its significant joint venture with Metropol and its investment in the Tenke Fungurume project. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative factors whereby its revenues or assets comprise 10% or more of the total revenues or assets of the Company.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

Operating segmented information is as follows:

	December 31,		December 31,
	2007	2006	2007	2006
Sales
Neves-Corvo, Portugal	$146,573	$110,899	$621,088	$110,899
Zinkgruvan, Sweden	46,119	59,706	206,067	195,062
Aguablanca, Spain	34,495	-	75,838	-
Galmoy, Ireland	17,806	38,245	99,925	119,662
Storliden, Sweden	7,959	28,216	56,354	115,238
Other	158	(994)	450	(1,132)
	$253,110	$236,072	$1,059,722	$539,729

	Three months ended		Twelve months ended
	December 31,		December 31,
	2007	2006	2007	2006
Operating profit, including impairment charges		(Restated)		(Restated)
Neves-Corvo, Portugal	$(456,176)	$23,325	$(186,251)	$23,325
Zinkgruvan, Sweden	25,804	46,067	130,429	138,344
Aguablanca, Spain	(17,002)	-	(28,635)	-
Galmoy, Ireland	(4,105)	15,216	20,879	39,657
Storliden, Sweden	2,023	8,862	17,434	44,755
Other	(151)	(385)	(1,307)	(1,100)
	$(449,607)	$93,085	$(47,451)	$244,981

		December 31,	December 31,
		2007	2006
Total assets			(Restated)
Neves-Corvo*, Portugal		$1,887,215	$2,203,467
Zinkgruvan, Sweden		455,618	437,570
Aguablanca, Spain		829,455	-
Galmoy, Ireland		169,547	175,527
Storliden, Sweden		62,330	107,082
Ozernoe, Russia		164,933	150,292
Tenke Fungurume, Democratic Republic of Congo		1,314,819	-
Other and Intercorporate adjustments		(184,747)	(193,810)
		$4,699,170	$2,880,128

*Neves-Corvo figures include the assets of the Aljustrel zinc mine under development in Portugal.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and twelve months ended December 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

Geographic segmented information is as follows:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2007	2006	2007	2006
Sales
Portugal	$146,573	$110,899	$621,088	$110,899
Sweden	53,789	87,104	262,421	309,607
Spain	34,495	-	75,838	-
Ireland	17,806	38,069	99,925	119,223
Other	447	-	450	-
	$253,110	$236,072	$1,059,722	$539,729

	Three months ended		Twelve months ended
	December 31,		December 31,
	2007	2006	2007	2006
Operating profit		(Restated)		(Restated)
Portugal	$(443,575)	$23,325	$(175,354)	$23,325
Sweden	27,337	56,179	148,043	183,564
Spain	(17,002)	-	(28,635)	-
Ireland	(4,093)	15,216	20,879	39,657
Other	(12,274)	(1,635)	(12,384)	(1,565)
	$(449,607)	$93,085	$(47,451)	$244,981

	December 31,	December 31,
	2007	2006
Total assets		(Restated)
Portugal	$1,887,892	$2,203,467
Sweden	208,917	303,869
Spain	829,455	-
Ireland	169,547	175,528
Russia	164,933	150,292
Democratic Republic of Congo	1,314,819	-
Intercorporate adjustments	123,607	46,972
	$4,699,170	$2,880,128

SUPPLEMENTARY INFORMATION

Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and International Financial Reporting Standards ("IFRS") - International Accounting Standards ("IAS").

The shares of Lundin Mining trade on the Toronto Stock Exchange and the New York Stock Exchange, and Lundin Mining's Swedish Depository Receipts trade on the OMX Nordic Exchange ("OMX") in Stockholm. Most companies that trade on the OMX are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

Under IFRS 3, future costs such as restructuring charges, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, Under Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2006, as a result of the merger with EuroZinc, in the amount of $7 million, have been provided for in the purchase price allocation. Additionally, restructuring costs that arose during 2007, as a result of the acquisition of Rio Narcea, in the amount of $3 million, have been provided for in the purchase price allocation.

Under Canadian GAAP, asset impairment tests are performed by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates. Under Canadian GAAP, if the undiscounted future cash flows is exceeded by the carrying value of the related capital asset, the asset is written down to fair value based on discounted cash flows. Under IAS 36, the recoverability of capital asset carrying values is based on the discounted future cash flows. Accordingly, the Company would have recognized an additional after-tax impairment charge of approximately $49 million (pre-tax $70 million) relating to the Aguablanca mine.

Under Canadian GAAP, when an asset is acquired other than in a business combination and the tax base value is less than cost, the related future income tax liability is recognized on acquisition and added to the asset carrying value. Accordingly, under Canadian GAAP, the Company recognized future income tax liabilities of $33 million and $5 million on the Ozernoe and Tenke acquisitions. However, under IAS 12, temporary tax differences on an asset purchase are not recognized.

OTHER SUPPLEMENTARY INFORMATION

1.	List of directors and officers at March 19, 2008:
(a) Directors:
Lukas H. Lundin, Chairman
William A. Rand, Lead Director
Philip J. Wright
Colin K. Benner
Brian D. Edgar
Dale C. Peniuk
David F. Mullen
Donald K. Charter
John H. Craig
Tony O'Reilly Jnr.

(b) Officers:
Lukas H. Lundin, Chairman
Philip Wright, President and Chief Executive Officer
Anders Haker, Vice President and Chief Financial Officer
João Carrêlo, Executive Vice President and Chief Operating Officer
Neil O'Brien, Senior Vice President of Exploration and Business Development
Paul Conibear, Senior Vice President Projects
Manfred Lindvall, Vice President Environment, Health and Safety
Mikael Schauman, Vice President Marketing
Wojtek Wodzicki, Vice President of Strategic Partnerships
Barbara Womersley, Vice President Human Resources
Kevin Hisko, Corporate Secretary

2.	Financial information
The report for the first quarter 2008 will be published on or before May 15, 2008.

3.	Other information
Address (Vancouver office):
Lundin Mining Corporation
Suite 2101 - 885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada
Telephone: +1 604 681 1337
Fax: +1 604 681 1339

Address (Sweden office):
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden
Telephone: +46 8 550 560 00
Fax: +46 8 550 560 01

Website: www.lundinmining.com.
The corporate number of the Company is 306723-8.

For further information, please contact:
Anders Haker, Vice President and CFO: +46-708-10 85 59, anders.haker@lundinmining.com
Catarina Ihre, Manager, Investor relations: +46-706-07 92 63, catarina.ihre@lundinmining.com
Sophia Shane, Investor relations, North America, +1 604-689-7842, sophias@namdo.com